================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                            ------------------------

                                 SCHEDULE 14D-9
               SOLICITATION/RECOMMENDATION STATEMENT PURSUANT TO
            SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

                        MONEYGRAM PAYMENT SYSTEMS, INC.
                           (NAME OF SUBJECT COMPANY)

                            ------------------------

                        MONEYGRAM PAYMENT SYSTEMS, INC.
                       (NAME OF PERSON FILING STATEMENT)

                     COMMON STOCK, PAR VALUE $.01 PER SHARE
                        (TITLE OF CLASSES OF SECURITIES)

                                   608910105
                     (CUSIP NUMBER OF CLASS OF SECURITIES)

                            ------------------------

                        MONEYGRAM PAYMENT SYSTEMS, INC.
                           7401 WEST MANSFIELD AVENUE
                            LAKEWOOD, COLORADO 80235
                                 (303) 716-6800
          (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO
                RECEIVE NOTICES AND COMMUNICATIONS ON BEHALF OF
                          THE PERSON FILING STATEMENT)

                            ------------------------

                                WITH A COPY TO:

                              PETER D. LYONS, ESQ.
                              SHEARMAN & STERLING
                              599 LEXINGTON AVENUE
                            NEW YORK, NEW YORK 10022
                                  212-848-4000

================================================================================

ITEM 1.  SECURITY AND SUBJECT COMPANY

     The name of the subject company is MoneyGram Payment Systems, Inc., a Delaware corporation (the "Company"). The address of the principal executive offices of the Company is 7401 West Mansfield Avenue, Lakewood, Colorado 80235. The title of the classes of equity securities to which this Solicitation/Recommendation Statement on Schedule 14D-9 of the Company (the "Statement") relates is the shares of common stock, par value $.01 per share, of the Company (the "Common Stock").

ITEM 2.  TENDER OFFER OF THE BIDDER

     This Statement relates to a tender offer by Pine Valley Acquisition Corporation, a Delaware corporation ("Purchaser") and a wholly owned subsidiary of Viad Corp, a Delaware corporation ("Parent"), disclosed in a Tender Offer Statement on Schedule 14D-1 (the "Schedule 14D-1") dated April 10, 1998 to purchase all outstanding shares (each a "Share") of the Company Common Stock at a price of $17.00 per Share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase dated April 10, 1998 (the "Offer to Purchase") and the related Letter of Transmittal (the "Letter of Transmittal")(which together constitute the "Offer").

     The Offer is being made pursuant to an Agreement and Plan of Merger dated as of April 4, 1998 (the "Merger Agreement") among Parent, Purchaser and the Company. The Merger Agreement provides that, among other things, as soon as practicable after the consummation of the Offer and satisfaction or, if permissible, waiver of the conditions to the Merger, Purchaser shall be merged with and into the Company (the "Merger"), the separate existence of Purchaser shall cease and the Company shall continue as the surviving corporation (the "Surviving Corporation"). A copy of the Merger Agreement is filed as Exhibit 1 to this Statement and is incorporated herein by reference.

     According to the Offer to Purchase, the principal executive offices of Parent are located at 1850 North Central Avenue, Suite 2410, Phoenix, Arizona 85077. The principal offices of Purchaser are located at c/o Viad Corp, 1850 North Central Avenue, Suite 2212, Phoenix, Arizona 85077.

ITEM 3.  IDENTITY AND BACKGROUND

     (a) The name and address of the Company, which is the person filing this Statement, are set forth in Item 1 above.

     (b) Certain contracts, agreements, arrangements or understandings between the Company or its affiliates and certain of its executive officers, directors or affiliates are described in the Company's Information Statement under the heading "Material Contracts and Agreements with Executive Officers". A copy of the Information Statement is set forth on Annex I hereto and is incorporated herein by reference in its entirety. Except as described or incorporated by reference herein, to the knowledge of the Company, as of the date hereof, there exists no material contract, agreement, arrangement or understanding and no actual or potential conflict of interest between the Company or its affiliates and (i) the Company, its executive officers, directors or affiliates or (ii) the Purchaser or its executive officers, directors or affiliates.

INDEMNIFICATION UNDER DELAWARE LAW, THE COMPANY'S CERTIFICATE OF INCORPORATION AND BY-LAWS AND THE MERGER AGREEMENT

     The Company is a Delaware corporation. Reference is made to Section 145 of the Delaware General Corporation Law ("Delaware Law"), which provides that a corporation may indemnify any person who was, is or is threatened to be made, a party to any threatened, pending or completed legal action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of such corporation), by reason of the fact that such person is or was an officer, director, employee or agent of such corporation, or is or was serving at the request of such corporation as a director, officer, employee or agent of another corporation or enterprise. The indemnity may include expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding, provided such officer, director, employee or agent acted in good faith and in a manner he reasonably believed to be in or not opposed to the corporation's best interests and, with respect to criminal proceedings, had no reasonable cause to believe that his conduct was unlawful. A Delaware corporation may indemnify officers and directors in an action by or in the right of the corporation under the same conditions, except that no indemnification is permitted without approval from the Delaware Court of Chancery if the officer or director is adjudged to be liable to the corporation. Where an officer or director is successful on the merits or otherwise in the defense of any action referred to above, the corporation must indemnify him against the expenses that such officer or director actually and reasonably incurred.

     Reference is also made to Section 102(b)(7) of Delaware Law, which enables a corporation in its certificate of incorporation to eliminate or limit the personal liability of a director to the corporation or its stockholders for violations of the director's fiduciary duty, except (i) for any breach of the director's duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) pursuant to Section 174 of Delaware Law (providing for liability of directors for unlawful payment of dividends or unlawful stock purchases or redemptions) or (iv) for any transaction from which a director derived an improper personal benefit.

     Article Eight of the Certificate of Incorporation of the Company (the "Certificate") provides for indemnification of the officers and directors of the Company to the fullest extent permitted by Delaware Law. Article Seven of the Certificate provides that, except under certain circumstances (similar to those listed under Section 102(b)(7) of Delaware Law described above), directors of the Company shall not be personally liable to the Company or its stockholders for monetary damages for breach of fiduciary duties as a director.

     The Merger Agreement provides that the Certificate of Incorporation of the Surviving Corporation shall contain provisions no less favorable, with respect to indemnification, than those set forth in Article Eight of the Certificate, which provisions shall not be amended, repealed or otherwise modified for a period of six years from the consummation of the Merger (the "Effective Time") in any manner that would materially and adversely affect the rights thereunder of individuals who at the Effective Time were directors, officers, employees, fiduciaries or agents of the Company, unless such modification is required by law.

     The Merger Agreement also provides that, regardless of whether the Merger becomes effective, the Company shall indemnify and hold harmless, and after the Effective Time indemnify and hold harmless, each present and former director, officer, employee, fiduciary and agent of the Company and each directly or indirectly owned subsidiary of the Company (a "Subsidiary") to the fullest extent permitted under the Certificate and the By-laws of the Company (the "By-laws") for a period of six years after the date of the Merger Agreement.

     In addition, the Merger Agreement provides that Parent and the Surviving Corporation shall use their respective reasonable best efforts to maintain in effect for six years from the Effective Time, if available, the current directors' and officers' liability insurance policies maintained by the Company (provided that the Surviving Corporation may substitute therefor policies of at least the same coverage containing terms and conditions which are not materially less favorable) with respect to matters occurring prior to the Effective Time; provided, however, that if the existing policies expire, are terminated or canceled during such period Parent or the Surviving Corporation will use its reasonable best efforts to obtain substantially similar policies. Notwithstanding the foregoing, in no event shall Parent or the Surviving Corporation be required to expend pursuant to the Merger Agreement more than an amount per year equal to 200% of current annual premiums paid by the Company for such insurance.

     All information contained in this Statement or incorporated herein by reference concerning Purchaser or Parent, or actions or events with respect to any of them, was provided by Purchaser or Parent, respectively, and the Company takes no responsibility for such information. Information contained in this Statement with respect to the Company and its advisors has been provided by the Company.

THE MERGER AGREEMENT

     The following is a summary of certain provisions of the Merger Agreement. Such summary is qualified in its entirety by reference to the Merger Agreement, a copy of which is filed herewith as Exhibit 1 and is incorporated herein by reference. Capitalized terms not otherwise defined in the following summary of certain provisions of the Merger Agreement have the respective meanings ascribed to them in the Merger Agreement.

     The Offer. The Merger Agreement provides that, upon the terms and subject to the conditions thereof, Purchaser will commence the Offer as promptly as reasonably practicable, but in no event later than five business days after the initial public announcement of Purchaser's intention to commence the Offer. The obligation of Purchaser to accept for payment Shares tendered pursuant to the Offer is subject to the satisfaction of the Minimum Condition (defined in the Merger Agreement as the condition that at least the number of Shares that when added to the Shares already owned by Parent shall constitute a majority of the then outstanding Shares on a fully diluted basis shall have been validly tendered and not withdrawn prior to the expiration of the Offer) and certain other conditions that are described herein under the heading "Conditions to the Merger". Purchaser and Parent have agreed that no change in the Offer may be made which waives the Minimum Condition, and no change may be made which decreases the price per Share payable in the Offer, reduces the maximum number of Shares to be purchased in the Offer or which imposes conditions to the Offer in addition to those set forth herein without the prior consent of the Company.

     The Merger. The Merger Agreement provides that, upon the terms and subject to the conditions thereof, and in accordance with Delaware Law, at the Effective Time, Purchaser shall be merged with and into the Company. As a result of the Merger, the separate corporate existence of Purchaser will cease and the Company will continue as the Surviving Corporation of the Merger. At the Effective Time, by virtue of the Merger and without any action on the part of the Purchaser, the Company or holders of any Shares, (a) each Share issued and outstanding immediately prior to the Effective Time (other than any Shares held in the treasury of the Company, or owned by Purchaser, Parent or any direct or indirect wholly owned subsidiary of Parent or of the Company and any Shares which are held by stockholders who have not voted in favor of the Merger or consented thereto in writing and who shall have demanded properly in writing appraisal for such Shares in accordance with Delaware Law) shall be cancelled and shall be converted automatically into the right to receive $17.00 in cash (the "Merger Consideration") payable, after reduction for any required Tax withholding, without interest, to the holder of such Share, upon surrender, in the manner provided in the Letter of Transmittal, of the certificate that formerly evidenced such Share, (b) each Share held in the treasury of the Company and each Share owned by Purchaser, Parent or any direct or indirect wholly owned Subsidiary of Parent or the Company immediately prior to the Effective Time shall be cancelled without any conversion thereof and no payment or distribution will be made with respect thereto, and (c) each share of common stock, par value $.01 per share, of Purchaser issued and outstanding immediately prior to the Effective Time shall be converted into and exchanged for one validly issued, fully paid and nonassessable share of common stock, par value $.01 per share, of the Surviving Corporation.

     The Merger Agreement provides that the directors and officers of Purchaser immediately prior to the Effective Time will be the initial directors and officers of the Surviving Corporation each to hold office in accordance with the Certificate of Incorporation and By-laws of the Surviving Corporation, in each case until their respective successors are duly elected or appointed and qualified. The Merger Agreement provides that, at the Effective Time, the Certificate restated in a form acceptable to Purchaser will be the Certificate of Incorporation of the Surviving Corporation; provided, however, that such restated Certificate will contain provisions in accordance with the Directors' and Officers' Indemnification and Insurance Provision of the Merger Agreement described above. The Merger Agreement also provides that the By-laws of Purchaser, as in effect immediately prior to the Effective Time, will be the By-laws of the Surviving Corporation.

     The Merger Agreement provides that each Company Stock Option outstanding at the Effective Time under the Company's 1996 Stock Option Plan or 1996 Broad-Based Stock Option Plan (the "Company Stock Options Plans"), shall be canceled by the Company immediately prior to the Effective Time, and each holder of a canceled Company Stock Option shall be entitled to receive at the Effective Time or as soon as practicable thereafter from the Company in consideration for the cancellation of such Company Stock Options an amount equal to the product of (i) the number of Shares previously subject to such Company Stock Option and (ii) the excess, if any, of the per share amount over the exercise price per share of Company Common Stock previously subject to such Company Stock Option, which shall be paid in cash, after reduction for applicable tax withholding. The Merger Agreement also provides that the Company Stock Option Plans shall terminate upon the Effective Time.

     The Merger Agreement provides that, notwithstanding any provision of the Merger Agreement to the contrary, Shares that are outstanding immediately prior to the Effective Time and which are held by stockholders who shall have not voted in favor of the Merger or consented thereto in writing and who shall have demanded properly in writing appraisal for such Shares in accordance with
Section 262 of Delaware Law shall not be converted into or represent the right to receive the Merger Consideration. Such stockholders shall be entitled to receive payment of the appraised value of such Shares held by them in accordance with the provisions of such Section 262, except that all Dissenting Shares held by stockholders who shall have failed to perfect or who effectively shall have withdrawn or lost their rights to appraisal of such Shares under such Section 262 shall thereupon be deemed to have been converted into and to have become exchangeable for, as of the Effective Time, the right to receive the Merger Consideration, without any interest thereon, upon surrender of the certificate or certificates that formerly evidenced the Shares in the manner provided in the Merger Agreement.

     Agreements of Parent, Purchaser and the Company. Pursuant to the Merger Agreement, the Company shall, if required by applicable law in order to consummate the Merger, (i) duly call, give notice of, convene and hold an annual or special meeting of its stockholders as soon as practicable following consummation of the Offer for the purpose of considering and taking action on the Merger Agreement and the transactions contemplated thereby (the "Stockholders' Meeting") and (ii) subject to its fiduciary duties under applicable law after receiving the advice of independent counsel, (A) include in the proxy statement sent to the Stockholders in connection with the Stockholders' Meeting (the "Proxy Statement") the recommendation of the Board that the stockholders of the Company approve and adopt the Merger Agreement and the transactions contemplated thereby, and (B) use all reasonable efforts to obtain such approval and adoption. At the Stockholders' Meeting, Parent and Purchaser will cause all Shares owned by them and their Subsidiaries to be voted in favor of the approval and adoption of the Merger Agreement and the transactions contemplated thereby.

     The Merger Agreement provides that, notwithstanding the preceding paragraph, in the event that Purchaser shall acquire at least 90% of the then outstanding Shares, subject to certain conditions, Parent, Purchaser and the Company agree, at the request of Purchaser, to take all necessary and appropriate action to cause the Merger to become effective in accordance with
Section 263 of Delaware Law, as soon as reasonably practicable after such acquisition, without a meeting of the Company's stockholders, in accordance with Delaware Law.

     The Merger Agreement provides that the Company will, if required by applicable law, as soon as practicable following consummation of the Offer, file the Proxy Statement with the Securities and Exchange Commission (the "Commission") under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and use all reasonable efforts to have the Proxy Statement cleared by the Commission. Parent, Purchaser and the Company will cooperate with each other in the preparation of the Proxy Statement, and the Company will notify Parent of the receipt of any comments from the Commission with respect to the Proxy Statement and of any requests by the Commission for any amendment or supplement thereto or for additional information and shall provide to Parent promptly copies of all correspondence between the Company or any representative of the Company and the Commission. The Company will (i) give Parent and its counsel the opportunity to review the Proxy Statement prior to its being filed with the Commission; (ii) give Parent and its counsel the opportunity to review all amendments and supplements to the Proxy Statement and all responses to requests for additional information and replies to comments prior to their being filed with, or sent to, the Commission; and (iii) consider in good faith the comments and information provided by Parent, Purchaser and their counsel with respect thereto. Each of the Company, Parent and Purchaser agreed to use all reasonable efforts, after consultation with the other parties, to respond promptly to all such comments of and requests by the Commission and to cause the Proxy Statement and all required amendments and supplements thereto to be mailed to the holders of Shares entitled to vote at the Stockholders' Meeting at the earliest practicable time.

     The Merger Agreement provides that, except as contemplated therein, neither the Company nor any Subsidiary shall, between the date of the Merger Agreement and the Effective Time, directly or indirectly do, or propose to do, any of the following, without the prior written consent of Parent: (a) amend or otherwise change the Certificate or By-laws or equivalent organizational documents; (b) issue, sell, pledge, dispose of, grant, encumber or authorize the issuance, sale, pledge, disposition, grant or encumbrance of (i) any shares of capital stock of any class of the Company or any Subsidiary, or any options, warrants, convertible securities or other rights of any kind to acquire any shares of such capital stock, or any other ownership interest (including, without limitation, any phantom interest), of the Company or any Subsidiary (except for the issuance of a maximum of 1,180,625 Shares issuable pursuant to employee stock options outstanding on the date of the Merger Agreement) or (ii) any assets of the Company or any Subsidiary except in the ordinary course of business consistent with past practice; (c) declare, set aside, make or pay any dividend or other distribution, payable in cash, stock, property or otherwise, with respect to any of its capital stock; (d) reclassify, combine, split, subdivide or redeem, purchase or otherwise acquire, directly or indirectly, any of its capital stock;
(e) form any new Subsidiaries or implement the formation of a holding company or expend any funds in preparation for any corporate restructuring (including, but not limited to, the formation of a holding company or the merger of any Subsidiary with and into the Company); (f) (i) acquire (including, without limitation, by merger, consolidation or acquisition of stock or assets) any corporation, partnership, other business organization or any division thereof or any material amount of assets; (ii) except for borrowings under existing credit facilities in the ordinary course of business, incur any indebtedness for borrowed money or issue any debt securities or assume, guarantee or endorse, or otherwise as an accommodation become responsible for, the obligations of any person or, except as permitted pursuant to paragraph (j) below, or the posting of letters of credit required by licensing or regulatory authorities in the ordinary course of business, make any loans or advances; (g) authorize capital expenditures in excess of the amount set forth on the Merger Agreement; provided, however, that (i) before making any expenditures for the Coleman Bennet Multi-Currency Project, the Company will involve Purchaser in the selection of a consultant and will not expend in excess of $5,500,000 for a systems software package or $150,000 in consulting fees payable to Coleman Bennett, without the consent of Purchaser and (ii) the Company will not make any expenditures for new software or hardware for the Future System/Year 2000 Project prior to June 1, 1998, but the Company may incur consulting and similar fees not to exceed $500,000 in aggregate prior to such date and (iii) the Company will not make any capital expenditures other than as set forth in clauses (g)(i) and (g)(ii) in excess of $4,000,000 in the aggregate without the prior consent of Purchaser; or (iv) enter into or amend any contract, agreement, commitment or arrangement with respect to any matter set forth in therein; (h) other than as set forth in the Merger Agreement, increase the compensation payable or to become payable to its officers or employees, except for increases in accordance with past practices in salaries or wages of employees of the Company or any Subsidiary who are not officers of the Company, or, other than in accordance with existing policies, grant any severance or termination pay to, or enter into any employment or severance agreement with any director, officer or other employee of the Company or any Subsidiary, or establish, adopt, enter into or amend any collective bargaining, bonus, profit sharing, thrift, compensation, stock option, restricted stock, pension, retirement, deferred compensation, employment, termination, severance or other plan, agreement, trust, fund, policy or arrangement for the benefit of any director, officer or employee; (i) other than as required by generally accepted accounting principles and except for the reclassification of the financial paper outstanding from fiduciary liability to operating liability on the balance sheet, make any material change to its accounting policies or procedures; (j) (i) make any advances to agents or, other than potential contractual arrangements with American Express Travel Related Services, Inc. ("American Express"), enter into any agreement with any agent that guarantees or assures payment of minimum aggregate commissions or which grants any signing or other bonus in an amount in excess of $1,500,000 in the aggregate; or (ii) enter into any agreement which would increase the period of time during which any agent retains the proceeds of money order or wire transfer sales prior to remitting such proceeds to the Company provided, however, notwithstanding any other provision of Section 5.01 of the Merger Agreement, the Company may enter into a contract with American Express containing terms substantially similar to those in a specified form of draft contract previously provided to the

Purchaser if such contract does not contain any provision that would confer upon American Express any right of termination, amendment, acceleration, cancellation or withholding of services or payments upon the consummation of the Offer or the Merger or any other transaction contemplated under the Merger Agreement (a "Transaction"); (k) enter into or amend any agreement with any agent, with respect to which the aggregate credit exposure (measured as actual agent remittances due on any one business day) is greater than $500,000; (l) establish any new lines of credit or other credit facilities or replace existing credit facilities with facilities that have terms that are less favorable to the Company; (m) pay, settle, discharge or enter into any agreement for the settlement or compromise of any pending or threatened litigation requiring payment(s) by the Company or any Subsidiary in excess of $1,000,000 in the aggregate; (n) agree in writing, or otherwise, to take any of the foregoing actions or to any other action which would make any representation or warranty of the Company in the Merger Agreement untrue or incorrect in any material respect; or (o) make any tax election or settle or compromise any material federal, state local or foreign income tax liability.

     Also pursuant to the Merger Agreement, after the date thereof and prior to the Effective Time or the earlier termination of this Agreement, unless Parent shall otherwise agree in writing, the Company covenanted and agreed that it will, and cause each of its Subsidiaries to: (a) conduct their respective businesses in the ordinary and usual course of business consistent with past practice; (b) confer with Parent's designated representatives on a regular and frequent basis regarding operational matters of a material nature and the general status of the ongoing business of the Company; (c) promptly notify Parent of any significant changes in the business, financial condition or results of operation of the Company or its Subsidiaries taken as a whole; (d) promptly notify Parent of any judgment, decree, injunction, rule, notice or order of any Governmental Authority (as defined below) which is reasonably likely to materially restrict the business of the Company and its Subsidiaries as currently conducted or is reasonably likely to have a Material Adverse Effect (as defined below); (e) maintain or renew with financially responsible insurance companies, (i) insurance on its tangible assets and its business in such amounts and against such risks and losses as are consistent with past practice and (ii) the Company's existing directors and officers indemnification insurance; and (f) use all reasonable best efforts to preserve the business, reputation and prospects of the Company and the Subsidiaries and preserve the current relations of the Company and its Subsidiaries with customers, employees, agents, suppliers and other persons with which the Company or its Subsidiaries has business relations.

     The Merger Agreement defines "Governmental Authority" as any agent, instrumentality, department, commission, court, tribunal or board of any government, whether foreign or domestic and whether national, federal, state, provincial or local.

     The Merger Agreement defines "Material Adverse Effect" as any change, effect, condition, event or circumstance that is or is reasonably likely to be materially adverse to the business, financial condition, assets, properties or results of operations of the Company and the Subsidiaries, taken as a whole, including, (x) termination of the Company's Agency Agreement with Banco Nacional de Mexico, S.N.C. or (y) termination of the Company's agency agreements with agents (other than American Express and Safeway, Inc. ("Safeway")), representing ten percent or more of the aggregate send or receive transaction volume either sent or received by the Company and its Subsidiaries during 1997; provided, however, that "Material Adverse Effect" shall not include any change, effect, condition, event or circumstance arising out of or attributable to (i) any decrease in the market price of the Shares (but not any change, effect, condition, event or circumstance underlying such decrease to the extent that it would otherwise constitute a Material Adverse Effect), (ii) changes, effects, conditions, events or circumstances that generally affect the industries in which the Company operates (including legal and regulatory changes), (iii) general economic conditions or change, effects, conditions or circumstances affecting the securities markets generally, (iv) changes arising from the consummation of the Transaction or the announcement of the execution of the Merger Agreement, (v) any reduction in the price of services or products offered by the Company in response to the reduction in price of comparable services or products offered by a competitor or (vi) any of the items set forth in Schedule 9.03(e) of the Merger Agreement, generally relating to the failure to enter into a definitive agency agreement with American Express, termination of the current relationship with American Express or termination of the agency agreement with Safeway.

     The Merger Agreement provides that, promptly upon the purchase by Purchaser of Shares pursuant to the Offer, and from time to time thereafter, in addition to its rights under applicable law and the Certificate and By-laws, Purchaser shall be entitled to designate up to such number of directors, rounded up to the next whole number, on the Board and the boards of each of its Subsidiaries as shall give Purchaser representation on the Board and the boards of each of its Subsidiaries equal to the product of the total number of directors on the Board and the boards of each of its Subsidiaries (giving effect to the directors elected pursuant to this sentence), multiplied by the percentage that the aggregate number of Shares beneficially owned by Purchaser or any Affiliate of Purchaser following such purchase bears to the total number of Shares then outstanding, and the Company shall, at such time, promptly take all actions necessary to cause Purchaser's Designees to be elected as directors of the Company and each of its Subsidiaries, including increasing the size of the Board and the boards of each of its Subsidiaries or securing the resignations of incumbent directors, or both. The Merger Agreement also provides that, at such times, the Company shall use all reasonable efforts to cause persons designated by Purchaser to constitute the same percentage of the Board of each committee of the Board to the extent permitted by applicable law.

     The Merger Agreement provides that the Company shall promptly take all actions required pursuant to Section 14(f) of the Exchange Act and Rule 14f-1 promulgated thereunder in order to fulfill its obligations under Section 6.03 thereof and shall include in the Statement such information with respect to the Company and its officers and directors as is required under Section 14(f) and Rule 14f-1 to fulfill such obligations. The Merger Agreement further provides that Parent or Purchaser shall supply to the Company and be solely responsible for any information with respect to either of them and their nominees, officers, directors and Affiliates required by such Section 14(f) and Rule 14f-1.

     The Merger Agreement provides that following the election of designees of Purchaser in accordance with the second preceding paragraph and prior to the Effective Time, any amendment of the Merger Agreement, the Certificate or the By-laws, any termination of the Merger Agreement by the Company, any extension by the Company of the time for the performance of any of the obligations or other acts of Parent or Purchaser or waiver of any of the Company's rights thereunder, will require the concurrence of a majority of those directors of the Company then in office who were neither designated by Purchaser nor are employees of the Company.

     Pursuant to the Merger Agreement, from the date thereof until the Effective Time, the Company shall, and shall cause the Subsidiaries and the officers, directors, employees, auditors and agents of the Company and the Subsidiaries to, afford the officers, employees and agents of Parent and Purchaser and persons providing or committing to provide Parent or Purchaser with financing for the transactions contemplated by the Merger Agreement reasonable access at all reasonable times to the officers, employees, agents, properties, offices, plants and other facilities, books and records of the Company and each Subsidiary, and shall furnish Parent and Purchaser and persons providing or committing to provide Parent or Purchaser with financing for the transactions contemplated by the Merger Agreement with all financial, operating and other data and information as Parent or Purchaser, through its officers, employees or agents, may reasonably request and Parent and Purchaser have agreed to keep such information confidential pursuant to a separate Confidentiality Agreement. The Company, Parent and Purchaser each also agree to promptly advise each other of information required to update or correct any document filed, published or issued by such parties pursuant to the Offer, the Stockholders' Meeting or the Proxy Statement.

     The Merger Agreement provides that the Company will, and will direct and use reasonable efforts to cause its officers, directors, employees, representatives and agents to, immediately cease any discussions or negotiations with any parties that may be ongoing with respect to an Acquisition Proposal (as defined below). The Company will not, nor will it permit any of its Subsidiaries to, nor will it authorize or permit any of its officers, directors or employees or any investment banker, financial advisor, attorney, accountant or other representative retained by it or any of its Subsidiaries to, directly or indirectly, (i) solicit, initiate or encourage (including by way of furnishing information), or take any other action designed or reasonably likely to facilitate, any inquiries or the making of any proposal which constitutes, or may reasonably be expected to lead to, any Acquisition Proposal or (ii) participate in any discussions or negotiations regarding any Acquisition Proposal, provided, however, that if, at any time prior to the consummation of the Offer, the Board determines in good faith, after receipt of advice from its outside counsel, that it is necessary to do so in order to comply with its fiduciary duties to the Company's stockholders under applicable law, the Company may, in response to an Acquisition Proposal which was not solicited by or on behalf of the Company subsequent to the date hereof, and subject to compliance with Section 6.05(b) and (c) of the Merger Agreement, (x) furnish information with respect to the Company to any person pursuant to a customary confidentiality agreement (as determined by the Company after receipt of written advice from its outside counsel) and (y) participate in negotiations regarding such Acquisition Proposal. The Merger Agreement defines "Acquisition Proposal" as (i) any inquiry, proposal or offer from any person relating to any direct or indirect acquisition or purchase of 15% or more of the assets of the Company and its Subsidiaries or 15% or more of any class of equity securities of the Company or any of its Subsidiaries, (ii) any tender offer or exchange offer that if consummated would result in any person beneficially owning 15% or more of any class of equity securities of the Company or any of its Subsidiaries, (iii) any merger, consolidation, share exchange, business combination, recapitalization, liquidation, dissolution or similar transaction involving the Company or any of its Subsidiaries, other than the transactions contemplated by the Merger Agreement, or (iv) any other transaction that could reasonably be expected to prevent or materially delay the consummation of the Offer or Merger.

     The Merger Agreement further provides that except as set forth therein, neither the Board nor any committee thereof shall (i) withdraw or modify, or propose publicly to withdraw or modify, in a manner adverse to Parent or Purchaser, the approval or recommendation by such Board or such committee of the Offer, the Merger, the Transactions or the Merger Agreement, (ii) approve or recommend, or propose publicly to approve or recommend, any Acquisition Proposal or (iii) cause the Company to enter into any letter of intent, agreement in principle, acquisition agreement or other similar agreement related to any Acquisition Proposal with any Person other than Parent or its Affiliates. Notwithstanding the foregoing, in the event that prior to the Offer, the Board determines in good faith, after receipt of advice from outside counsel, that it is necessary to do in order to comply with its fiduciary duties to the Company's stockholders under applicable law, the Board may (x) withdraw or modify its approval or recommendation of the Offer, the Merger, the Transactions or the Merger Agreement or (y) approve or recommend a Superior Proposal (as defined below) or terminate the Merger Agreement and, if it so chooses, cause the Company to enter into any agreement with respect to any Superior Proposal. The Merger Agreement defines "Superior Proposal" as any bona fide proposal made by a third party to acquire, directly or indirectly, for consideration consisting of cash and/or securities, more than 50% of the combined voting power of the shares of the Common Stock then outstanding or all or substantially all of the assets of the Company and its Affiliates on terms which the Board determines in its good faith judgment to be more favorable to the Company's stockholders than the Offer and the Merger, and for which financing is committed or, in the good faith judgment of the Board, is reasonably likely to be timely obtained, and also taking into account the likelihood of any prohibition of, or delay in closing, such Superior Proposal under applicable antitrust law.

     In addition to the obligations of the Company summarized in the preceding two paragraphs, the Merger Agreement provides that, if the Company intends to withdraw or amend its recommendation of the Offer in accordance with Section
6.05 of the Merger Agreement, the Company shall give Purchaser 48 hours advance written notice, such notice to specify the identity of any third party that has made an Acquisition Proposal and the material terms of such Acquisition Proposal. Following the delivery of such notice, the Company has also agreed promptly to inform the Purchaser of material developments with respect to such Acquisition Proposal.

     The Merger Agreement provides that Parent agrees that for a period of two years immediately following the Effective Time, it will, or will cause the Surviving Corporation and its Subsidiaries to, continue to maintain employee benefit and welfare plans, programs, contracts, agreements, severance plans and policies (each referred to, for purposes of this paragraph, as a "plan"), for the benefit of active employees of the Company and its Subsidiaries which in the aggregate provide benefits that are comparable to and no less favorable than, benefits provided to such active employees on the date of the Merger Agreement, or to provide during such period benefits equivalent to those provided under corresponding plans of Travelers Express Company, Inc. ("Travelers") or Travelers' Subsidiaries if such benefits are greater. Parent guaranteed the Surviving Corporation's performance of such obligations.

     Pursuant to the Merger Agreement, Parent and Purchaser agreed to honor, without modification, and after the purchase of Shares pursuant to the Offer, Parent agreed to cause the Company and its Subsidiaries to honor, all contracts, agreements, arrangements, policies, plans and commitments of the Company (or any of its Subsidiaries) in effect as of the date of the Merger Agreement which are applicable to any employee or former employee or any director or former director of the Company (or any of its Subsidiaries) set forth therein, including, without limitation, the Company's Executive Retention Plan dated May 13, 1997, as amended on July 8, 1997 and July 21, 1997.

     Pursuant to the Merger Agreement, Parent and Purchaser agreed to allow active employees of the Company to be eligible to participate in incentive compensation plans and stock option plans applicable to Travelers or its Subsidiaries on terms comparable to the terms on which employees of comparable status and seniority at other comparable Subsidiaries of Parent participate.

     The Merger Agreement further provides that the Certificate of Incorporation of the Surviving Corporation shall contain provisions no less favorable with respect to indemnification than are set forth in Article Eight of the Certificate, which provisions shall not be amended, repealed or otherwise modified for a period of six years from the Effective Time in any manner that would materially and adversely affect the rights thereunder of individuals who at the Effective Time were directors, officers, employees, fiduciaries or agents of the Company, unless such modification shall be required by law.

     The Merger Agreement also provides that, regardless of whether the Merger becomes effective, the Company shall indemnify and hold harmless, and after the Effective Time indemnify and hold harmless, each present and former director, officer, employee, fiduciary and agent of the Company and each Subsidiary to the fullest extent permitted under the Certificate and the By-laws for a period of six years after the date of the Merger Agreement.

     The Merger Agreement provides that the Parent and the Surviving Corporation shall use their respective reasonable best efforts to maintain in effect for six years from the Effective Time, if available, the current directors' and officers' liability insurance policies maintained by the Company (provided that the Surviving Corporation may substitute therefor policies of at least the same coverage containing terms and conditions which are not materially less favorable) with respect to matters occurring prior to the Effective Time; provided, however, that if the existing policies expire, are terminated or canceled during such period Parent or the Surviving Corporation will use its reasonable best efforts to obtain substantially similar policies. Notwithstanding the foregoing, in no event shall Parent or the Surviving Corporation be required to expend pursuant to the Merger Agreement more than an amount per year equal to 200% of current annual premiums paid by the Company for such insurance.

     The Merger Agreement provides that, subject to its terms and conditions, each of the parties thereto shall (i) make promptly its respective filings, and thereafter make any other required submissions, under the HSR Act with respect to the Transactions and (ii) use its reasonable best efforts to take, or cause to be taken, all appropriate action, and to do or cause to be done, all things necessary, proper or advisable under applicable laws and regulations to consummate and make effective the transactions contemplated by the Merger Agreement, including, without limitation, using all reasonable efforts to obtain all licenses, permits, consents, approvals, authorizations, qualifications and orders of Governmental Authorities and parties to contracts with the Company and the Subsidiaries as are necessary for the consummation of the Transactions and to fulfill the conditions to the Offer and the Merger. In case at any time after the Effective Time any further action is necessary or desirable to carry out the purposes of the Merger Agreement, the proper officers and directors of each party to the Merger Agreement are required to use their reasonable best efforts to take all such action.

     The Merger Agreement provides that if any "fair price", "moratorium", "control share acquisition" or other similar antitakeover statute or regulation enacted under state or federal laws in the United States, including, without limitation, Section 203 of the Delaware Code, is or may become applicable to the Offer, the Merger, the Merger Agreement or any Transactions, the Company and the members of the Board (or any required and duly constituted Committee thereof) will grant such approvals, and take such actions as are necessary so that the Transactions may be consummated as promptly as practicable on the terms contemplated thereby and otherwise act to eliminate or minimize the effects of any Takeover Statute on any of the Transactions.

     The Merger Agreement provides that, following the consummation of the Offer but prior to the Effective Time, (i) the Company will, if requested by the Purchaser, issue Shares to the Purchaser representing a maximum of 19.9% of the Shares outstanding immediately prior to such issuance and (ii) the Company will terminate the Credit Agreement between the Company and The Northern Trust Company.

     Representations and Warranties. The Merger Agreement contains various customary representations and warranties of the parties thereto, including, without limitation, representations by the Company as to the organization and qualification, capitalization, authority to enter into the transactions contemplated by the Merger Agreement, no conflicts, required filings and consents, compliance with law, Commission filings, financial statements, absence of certain changes or events concerning the Company's business, absence of litigation, employee benefit plans, labor matters, offer documents, taxes, brokers, certain contracts, real property and leases, trademarks, patents, copyrights and intellectual property, environmental matters, state takeover statutes, insurance and agents. The Merger Agreement also contains customary representations and warranties of the Parent and Purchaser as to corporate organization, authority relative to the Merger Agreement, no conflict, required filings and consents, financing, offer documents and brokers. The representations and warranties in the Merger Agreement shall terminate at the Effective Time or upon the termination of the Merger Agreement pursuant to the terms thereof.

     Conditions to the Merger. Under the Merger Agreement, the respective obligations of each party to effect the Merger are subject to the satisfaction at or prior to the Effective Time of the following conditions: (a) the Merger Agreement and the transactions contemplated thereby shall have been approved and adopted by the affirmative vote of the stockholders of the Company to the extent required by Delaware Law; (b) no Governmental Authority shall have enacted, issued, promulgated, enforced or entered any law, rule, regulation, executive order, decree, injunction or other order (whether temporary, preliminary or permanent) which is then in effect and has the effect of making the acquisition of Shares by Parent or Purchaser or any Affiliate of either of them illegal or otherwise, preventing consummation of the Transactions; and (c) Purchaser or its permitted assignee shall have purchased all Shares validly tendered and not withdrawn pursuant to the Offer; provided, however, that this condition shall not be applicable to the obligations of Parent or Purchaser if Purchaser fails to purchase any Shares validly tendered and not withdrawn pursuant to the Offer.

     Termination: Fees and Expenses. The Merger Agreement provides that it may be terminated and the Merger and the other Transactions may be abandoned at any time prior to the Effective Time, notwithstanding any requisite approval and adoption of the Merger Agreement and the other Transactions by the stockholders of the Company: (a) by mutual written consent duly authorized by the boards of directors of Parent, Purchaser and the Company; (b) by either Parent, Purchaser or the Company if (i) the Offer is not completed on or before August 30, 1998; provided, however, that the right to terminate the Merger Agreement under this clause (i) shall not be available to any party whose failure to fulfill any obligation under the Merger Agreement has been the cause of, or resulted in, the failure to complete the Offer on or before such date; (ii) the Effective Time shall not have occurred on or before October 30, 1998; provided, however, that the right to terminate the Agreement under this clause (ii) shall not be available to any party whose failure to fulfill any obligation under the Merger Agreement has been the cause of, or resulted in, the failure of the Effective Time to occur on or before such date; or (iii) any Governmental Authority shall have enacted or promulgated any law, rule or regulation or shall have issued an order, decree, ruling or taken any other action restraining, enjoining or otherwise prohibiting the Offer or Merger or making the acquisition of Shares by Parent or Purchaser, or any Affiliate thereof, illegal, and such law, rule, regulation and such order, decree, ruling or other action shall remain in effect or have become final and nonappealable; (c) by Parent if (i) due to an occurrence or circumstance that would result in a failure to satisfy any condition listed in Annex A to the Merger Agreement (as detailed below under the heading "Conditions to the Offer") or the continuing existence of such conditions, Purchaser shall have (A) failed to commence the Offer within five Business Days following the date of the Merger Agreement, (B) terminated the Offer without having accepted any Shares for payment thereunder or (C) failed to pay for Shares pursuant to the Offer within 75 calendar days following the commencement of the Offer, unless such failure to pay for Shares shall have been caused by or resulted from the failure of Parent or Purchaser to perform in any material respect any material covenant or agreement of either of them contained in the Merger Agreement or the material breach by Parent or Purchaser of any material representation or warranty of either of them contained in the Merger Agreement; or (ii) prior to the purchase of Shares pursuant to the Offer, the Board or any committee thereof shall have withdrawn or modified in a manner adverse to Purchaser or Parent its approval or recommendation of the Offer, the Merger Agreement, the Merger or any other Transaction or shall have taken any action to facilitate (other than as contemplated by the Agreement), approve or recommend any Acquisition Proposal; or (d) by the Company, upon approval of the Board, if (i) Purchaser shall have
(A) failed to commence the Offer within five Business Days following the date of the Merger Agreement, (B) terminated the Offer without having accepted any Shares for payment thereunder or (C) failed to pay for Shares pursuant to the Offer within 75 calendar days following the commencement of the Offer, unless such failure to pay for Shares shall have been caused by or resulted from the failure of the Company to perform in any material respect any material covenant or agreement of it contained in the Merger Agreement or the material breach by the Company of any representation or warranty of it contained in the Merger Agreement; or (ii) prior to the purchase of Shares pursuant to the Offer, the Board shall have withdrawn or modified in a manner adverse to Purchaser or Parent its approval or recommendation of the Offer, the Agreement, the Merger or any other Transaction in order to enter into any agreement for any Acquisition Proposal.

     In the event of the termination of the Merger Agreement pursuant to the terms of the Merger Agreement, the Merger Agreement provides that it shall forthwith become void and there shall be no liability thereunder on the part of any party thereto except under the provisions of the Merger Agreement related to confidentiality, fees and expenses described below, and under certain other provisions of the Merger Agreement which survive termination provided, however, nothing in the Merger Agreement shall relieve any party from liability for any breach of the Merger Agreement.

     The Merger Agreement provides that, (a) in the event that (i) the Merger Agreement is terminated pursuant to clause (c)(ii) or (d)(ii) of the second preceding paragraph, or (ii) the Merger Agreement is terminated pursuant to clause (b) of the second preceding paragraph and (A) an Acquisition Proposal shall have been publicly disclosed prior to the date of such termination and (B) a Superior Proposal shall have been consummated on or prior to the first anniversary of such termination, the Company shall pay Parent promptly (but, in no event later than three Business Days after such termination shall have occurred or such Superior Proposal shall have been consummated, as the case may
be), a fee of $10,000,000 (the "Fee"), which amount shall be payable in immediately available funds.

     Except as set forth in the Merger Agreement, the Merger Agreement provides that all costs and expenses incurred in connection with the Merger Agreement and the Transactions shall be paid by the party incurring such expenses, whether or not any Transaction is consummated.

     The Merger Agreement provides that in the event that the Company fails to pay the Fee when due, the Company shall reimburse Parent and the Purchaser for the costs and expenses actually incurred or accrued by Parent and the Purchaser (including, without limitation, fees and expenses of counsel) in connection with the collection and enforcement of Section 8.03 of the Merger Agreement, together with interest on such unpaid Fee, commencing on the date that the Fee became due, at a rate of interest equal to the Base Rate periodically announced by Citibank, N.A., plus two percent.

  Conditions to the Offer. Notwithstanding any other provision of the Offer, Purchaser shall not be required to accept for payment or pay for any Shares tendered pursuant to the Offer, and may terminate or amend the Offer and may postpone the acceptance for payment of and payment for Shares tendered, if (a) the Minimum Condition shall not have been satisfied, (b) any applicable waiting period under the HSR Act shall not have expired or been terminated prior to the expiration of the Offer, (c) any Pre-Offer Approval shall not have been obtained or (d) at any time on or after the date of the Merger Agreement, and prior to the acceptance for payment of Shares pursuant to the Offer, any of the following conditions shall exist:

          (a) there shall be pending before any court any action or proceeding instituted by any Governmental Authority (i) that is reasonably likely to prohibit or limit materially the ownership or operation by the Company, Parent or any of their Subsidiaries, of all or any material portion of the business or assets of the Company and the Subsidiaries, taken as a whole, or any material portion of the business or assets of

     Parent and its Subsidiaries, taken as a whole, or to compel the Company, Parent or any of their Subsidiaries to dispose of or hold separate all or any material portion of the business or assets of the Company and the Subsidiaries, taken as a whole, or Parent and its Subsidiaries taken as a whole, as a result of the Transactions; (ii) reasonably likely to impose or confirm limitations on the ability of Parent or Purchaser to exercise effectively full rights of ownership of any Shares, including, without limitation, the right to vote any Shares acquired by Purchaser pursuant to the Offer or otherwise on all matters properly presented to the Company's stockholders including, without limitation, the approval and adoption of the Merger Agreement and the Transactions; or (iii) seeking to require divestiture by Parent or Purchaser of any Shares;

          (b) there shall have been any action taken, or any statute, rule, regulation, legislation, interpretation, judgment, order or injunction enacted, entered, enforced, promulgated, amended, issued and deemed applicable to (i) Parent, the Company or any Subsidiary or Affiliate of Parent or the Company or (ii) any Transaction, by any Governmental Authority, domestic or foreign, which is reasonably likely to result, directly or indirectly in any of the consequences referred to in clauses
     (i) through (iii) of paragraph (a) above;

          (c) there shall have occurred, and be continuing, any change, condition, event or other development that, individually or in the aggregate, has a Material Adverse Effect;

          (d) any representation or warranty of the Company in the Merger Agreement that is qualified by materiality or Material Adverse Effect shall not be true and correct, or without regard to such qualifications, any such representations or warranties shall not be true and correct so as to in aggregate have a Material Adverse Effect, or any representation or warranty not so qualified shall not be true and correct in all material respects, in each case as if such representation or warranty was made as of such time on or after the date of the Merger Agreement (except for representations and warranties made as of a specific date which shall be true and correct as of such date) or the Company shall not have delivered to Parent a certificate of the Company to such effect signed by a duly authorized officer thereof and dated as of the date on which Parent shall first accept Shares for payment;

          (e) the Company shall have failed to perform in any material respect any obligation or to comply in any material respect with any agreement or covenant of the Company to be performed or complied with by it under the Merger Agreement;

          (f) the Merger Agreement shall have been terminated in accordance with its terms; or

          (g) Purchaser and the Company shall have agreed that Purchaser shall terminate the Offer or postpone the acceptance for payment of a payment for Shares thereunder.

     The foregoing conditions are for the sole benefit of Purchaser and Parent and may be asserted by Purchaser or Parent regardless of the circumstances giving rise to any such condition or may be waived by Purchaser or Parent in whole or in part at any time and from time to time in their sole discretion; provided, however, that the Minimum Condition may not be waived without the prior approval of the Company and that no change may be made which decreases the price per Share payable in the Offer or which imposes conditions to the Offer in addition to those set forth above. The failure by Parent or Purchaser at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right; the waiver of any such right with respect to particular facts and other circumstances shall not be deemed a waiver with respect to any other facts and circumstances; and each such right shall be deemed an ongoing right that may be asserted at any time and from time to time.

ITEM 4.  THE SOLICITATION OR RECOMMENDATION

(a) RECOMMENDATION OF THE BOARD OF DIRECTORS

     At a special meeting held on April 4, 1998, the Board unanimously approved the Merger Agreement, the Offer and the Merger (as these terms are defined herein) and determined that the Offer and the Merger are fair to and in the best interests of the stockholders of the Company.

     THE BOARD UNANIMOUSLY RECOMMENDS ACCEPTANCE OF THE OFFER AND APPROVAL AND ADOPTION OF THE MERGER AGREEMENT AND THE MERGER BY THE STOCKHOLDERS OF THE COMPANY.

     Copies of a letter to the Company's stockholders and a joint press release communicating such approval and recommendation are filed as Exhibits 2 and 3, respectively, to this Statement and are incorporated herein by reference.

(b) BACKGROUND OF THE MERGER AND THE OFFER; REASONS FOR THE RECOMMENDATION

  Background of the Merger and the Offer. In 1995, First Data Corporation ("First Data"), the former parent of the Company, agreed to divest itself of its controlling interest in Company in order to resolve Federal Trade Commission objections to a merger between First Data and First Financial Management Corp., the former parent of Western Union Financial Services, Inc. As part of that process, in 1996, Travelers, through its investment bankers, Salomon Smith Barney ("Salomon"), contacted First Data about the possibility of acquiring the Company. However, discussions did not proceed beyond preliminary stages and Travelers did not submit a bid at that time.

     In December 1996, the Company was divested by First Data through an initial public offering of the Company's stock at a price of $12.00 per share. Travelers continued to monitor the performance and operations of the Company and the possibility of an acquisition.

     During the summer and continuing into the fall of 1997, the Company was approached by, and held preliminary discussions with, a potential strategic partner who signed a confidentiality agreement and conducted both business and financial due diligence. However, agreement on valuation was not reached and a formal written proposal was never made. Also during the fall of 1997, the Company had preliminary discussions with one other potential strategic partner who signed a confidentiality agreement but did not conduct diligence to further pursue discussions.

     In December 1997, Parent directed its financial advisor, Salomon, to contact the Company's Chief Executive Officer, James F. Calvano, regarding a potential merger of the Company with Travelers. On December 23, 1997, Robert H. Bohannon, Chairman, President and Chief Executive Officer of Parent, met with Mr. Calvano near his home in Florida. Mr. Bohannon and Mr. Calvano discussed several topics, including the rationale for a transaction. Mr. Calvano agreed to present the potential for a transaction to the Board of Directors of the Company and to contact Mr. Bohannon after determining the level of interest of the Board. Also, during this time frame, two additional parties contacted Mr. Calvano to express interest in a transaction with the Company.

     In the first week of January 1998, Mr. Calvano contacted each member of the Board regarding the interest of Parent and other parties in pursuing a strategic transaction. Each member of the Board agreed that Mr. Calvano should investigate strategic opportunities and retain a financial advisor.

     In early January, the senior management of the Company met with representatives from Morgan Stanley & Co. Incorporated ("Morgan Stanley") to discuss overall strategic alternatives, valuation, recommended sales process and potential buyers for the Company. Morgan Stanley recommended that the Company begin a formal sale process.

     On January 23, 1998, representatives of the Company's management and representatives of Morgan Stanley initiated a formal sale process. Morgan Stanley then contacted potential strategic and financial buyers to solicit interest in the Company. A total of 18 potential buyers, including Travelers and the four other potential buyers referred to above, were contacted. Confidentiality agreements were executed between the Company and four interested parties (in addition to the two parties that executed confidentiality agreements in 1997). One additional party that had expressed interest did not sign a confidentiality agreement.

     On February 6, 1998, members of one potential buyer's management met with the Company's management and representatives from Morgan Stanley in the Company's New Jersey offices. At that meeting, management of the Company presented a detailed overview of the Company and responded to questions.

     On February 10, 1998, the Board held its regular meeting at the Company's New Jersey offices. Representatives of Shearman & Sterling, counsel to the Company, discussed the Board's fiduciary duties and the potential transaction structures available to the Company. Morgan Stanley updated the Board on the status of the sale process, interested potential parties and the valuation of the Company.

     On February 11, 1998, members of Parent's and Travelers' management, together with representatives from Salomon, met with Company's management and representatives from Morgan Stanley at the offices of Morgan Stanley in New York. At that meeting, the Company presented a detailed overview of the Company and responded to questions.

     During the week of February 13, 1998, representatives of the Company and representatives of Morgan Stanley, met with two additional potential bidders at the offices of Morgan Stanley in New York. At those meetings, the Company presented a detailed overview of the Company and responded to questions.

     On February 23, 1998, Morgan Stanley received, on behalf of the Company, letters from Parent and only one of the other potential buyers who had attended a management presentation indicating interest in the Company. Parent's letter outlined Parent's interest in acquiring 100% of the equity of the Company at a price of $16.00 per Share. The Parent's proposal was not subject to a financing contingency. The other potential buyer's proposal indicated a price range of $15.00 - $17.00 per Share but was subject to further due diligence and to a contingency for obtaining acquisition financing. Both parties were invited to conduct further due diligence.

     On March 4, 1998, members of Travelers' management team and representatives from Salomon conducted due diligence with members of the Company's management in the Company's Colorado offices. This due diligence meeting focused on the operational aspects of Company's business and included meetings with the Company's management team.

     On March 6, 1998, representatives from Morgan Stanley and Shearman & Sterling participated in a conference call with the Company's senior management to discuss the status of the sale process and recommend a course of action to further negotiations and secure formal proposals from the two interested parties.

     On March 9 and 10, 1998, representatives from Parent, Travelers, Salomon, as well as representatives from Parent's counsel, Bryan Cave LLP ("Bryan Cave"), conducted further due diligence at the offices of Shearman & Sterling in New York. These due diligence sessions included a review of financial and operational documents, as well as additional interviews with the senior management group of the Company. On March 13, 1998, the Company's senior management and systems experts participated in a conference call with Travelers' management and information systems experts to discuss systems issues.

     On March 16, 1998, representatives of the other bidder conducted due diligence at the offices of Shearman & Sterling in New York. In addition, representatives from Morgan Stanley met with such representatives from the other potential buyer at the Company's New Jersey offices to discuss the potential for a transaction. At such meeting, Morgan Stanley expressed concern about the ability of such potential buyer to obtain financing but invited it to continue due diligence and submit a formal proposal. No such proposal was ever made.

     On March 19, 1998, representatives of the Company, Parent and Travelers participated in an additional conference call to continue the due diligence process and address follow-up issues regarding the Company's systems, including Year 2000 compliance contingencies.

     On March 23, 1998, Parent's board of directors and its Executive Committee held telephonic meetings to discuss a potential transaction with the Company. All members of the Executive Committee and Board were in attendance. The Parent's Board and its Executive Committee received presentations from Travelers' management as to the status of discussions with Company, the results of the due diligence evaluation of Company, the principal terms of the proposed transaction, including several terms that were yet to be resolved, and the merits of the transaction. Parent's board of director's unanimously approved the transaction, subject to resolution of several key issues.

     During this time, the Company was again contacted by one of the potential strategic buyers with whom preliminary discussions had been held previously but who did not sign a Confidentiality Agreement or submit an indication of interest on February 23. However, such potential buyer was unable to satisfactorily address the Company's concern that its acquisition of the Company could not be consummated due to the likelihood of opposition by federal antitrust regulators.

     On March 24, 1998, Parent reiterated its original proposal to purchase all outstanding Shares at $16.00 per Share in cash and through its counsel, Bryan Cave LLP ("Bryan Cave"), provided proposed changes to the draft merger agreement that had been previously provided by the Company's legal counsel to Parent. At the Company's request, Morgan Stanley rejected the Parent's proposal but suggested that the two parties continue discussions. On March 26, 1998, senior management of the Company and Morgan Stanley participated in a conference call with representatives of Parent, Travelers, and Salomon to discuss Parent's business assumptions regarding the Company. Based on these discussions, Morgan Stanley suggested that Parent increase its proposal.

     During the weekend of March 28, 1998, Parent raised its proposal to $17.00 per Share.

     On March 30 and 31, 1998, representatives from the Company, Morgan Stanley and Shearman & Sterling analyzed and discussed Parent's revised proposal as well as the status of negotiations with the remaining potential buyers. Based on Parent's ability to consummate the transaction quickly with the proposed terms and other relevant criteria, the Company chose to continue to pursue discussions with Parent.

     On April 2 and 3, 1998, representatives from Parent, Travelers, Salomon and Bryan Cave, met with representatives from the Company, Shearman & Sterling and Morgan Stanley at Shearman & Sterling's offices in New York for further due diligence and to continue negotiations concerning the terms and conditions of a proposed merger agreement.

     On April 4, 1998, the Board held a special meeting to review, with the advice and assistance of the Company's financial and legal advisors, the proposed terms and conditions of the proposed transaction. All members of the Board participated either in person or by telephone. At such meeting, Morgan Stanley provided an oral and a written opinion that, as of such date and based upon and subject to the matters discussed with the Board and contained in such written opinion, the cash consideration to be received by the holders of the Shares in the Offer and the Merger was fair from a financial point of view to such holders. Shearman & Sterling reviewed the Board's fiduciary duties to shareholders and outlined the principal terms of the Offer and the Merger. The Board then unanimously determined that the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, are fair to and in the best interests of the Company's stockholders, and approved the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger and authorized the execution and delivery of the Merger Agreement, recommended that the Company's stockholders accept the Offer and tender their Shares pursuant to the Offer, and recommended that the Company's stockholders approve and adopt the Merger Agreement.

     Following approval by the boards of directors of the Company, Parent and Purchaser, the Merger Agreement was executed and delivered on April 4, 1998. The transaction was publicly announced through a joint press release before the opening of the financial markets in the United States on April 6, 1998.

     Purchaser commenced the Offer on April 10, 1998.

     Reasons for the Board's Recommendation. In approving the Merger Agreement and the transactions contemplated thereby, and recommending that holders of Shares accept the Offer and tender their shares pursuant to the Offer, the Board considered a number of factors, including, but not limited to, the following:

          (i) the views expressed by management of the Company (at the Board meeting on April 4, 1998 and at previous Board meetings) and the Board's knowledge regarding: (a) the financial condition, results of operations, business and prospects of the Company, including the prospects of the Company if the Company were to remain independent and (b) the strategic alternatives available to the Company;

          (ii) the results of the process designed and executed by the Company and Morgan Stanley to identify and solicit proposals from third parties to enter into a strategic transaction with the Company;

          (iii) the trading price of the shares of Common Stock following the Company's initial public offering on December 11, 1996; in particular, the Board acknowledged that the Shares had briefly traded as high as $18.625 per Share on the New York Stock Exchange (the "NYSE") in September, but noted that the $17.00 per Share to be paid in the Offer and as the consideration in the Merger represents a premium of approximately 9.24% over the $15.5625 closing sale price for the Shares on the NYSE on April 3, 1998, the last trading day prior to the public announcement of the execution of the Merger Agreement, a premium of approximately 34.65% over the $12.625 closing sale price for the shares on the NYSE one month prior to April 6, 1998 and a premium of approximately 25.31% over the average closing price for the Shares of $13.5667 in the 12 months prior to April 6, 1998;

          (iv) the views expressed by management and Morgan Stanley that numerous other potential purchasers had been contacted, that there appeared to be a limited number of parties with which the Company would be a good strategic fit and that there was only one formal bid; the views of the Company's counsel that antitrust and other issues would materially affect the likelihood of consummation of an alternative transaction with one other party which had expressed an interest; the views of the Company's management that one other party which had expressed interest (and did not submit a proposal) would not be able to obtain financing; and the Board's conclusion that it was not likely that any other party would propose a transaction that was more favorable to the Company and its stockholders;

          (v) the analyses conducted by Morgan Stanley, oral and written presentations by Morgan Stanley at the March 31, 1998 and April 4, 1998 Board meetings and the written opinion of Morgan Stanley delivered to the Board at the April 4, 1998 Board meeting that, as of such date, and subject to the assumptions made, matters considered and limitations set forth in such opinion, the consideration to be received by the holders of the Common Stock pursuant to the Merger Agreement is fair from a financial point of view to such stockholders (a copy of the opinion of Morgan Stanley which sets forth the assumptions made, matters considered and limitations on the review undertaken is attached hereto as Annex II to this Schedule 14D-9 and is incorporated herein by reference. STOCKHOLDERS ARE URGED TO READ THE OPINION OF MORGAN STANLEY CAREFULLY AND IN ITS ENTIRETY);

          (vi) the business reputation and capabilities of Parent and its management, and Parent's financial strength and commitments, including its ability to finance the Offer and the Merger;

          (vii) the fact that the transactions contemplated by the Merger Agreement provided for an all cash payment to shareholders, with no financing condition; there appeared to be no significant regulatory impediments to consummation of the Merger, accordingly, the Offer and the Merger could be promptly completed with a high degree of certainty; and

          (viii) the fact that the Merger Agreement provides that if the Board determines in good faith, after receipt of advice from its outside counsel, that it is necessary to do so in order to comply with fiduciary duties under applicable law, it may furnish nonpublic information and data and enter into discussions and negotiations in connection with an Acquisition Proposal; similarly, the fact that the Merger Agreement permits the Board, in the exercise of its fiduciary duties, to terminate the Merger Agreement in favor of a Superior Proposal (upon such termination, the Company would pay Parent a fee of $10,000,000).

     The Board did not assign relative weights to the above factors or determine that any factor was of particular importance. Rather, the Board viewed its position and recommendations as being based on the totality of the information presented to and considered by it.

     The Board recognized that, while the consummation of the Offer gives the Company's stockholders the opportunity to realize a premium over the price at which the Shares were traded prior to the public announcement of the Offer, tendering in the Offer would eliminate the opportunity for such stockholders to participate in the future growth and profits of the Company. The Board believes that the loss of the opportunity to participate in the growth and profits of the Surviving Corporation was reflected in the Offer price of $17.00 per Share. The Board also recognized that there can be no assurance as to the level of growth or profits to be attained by the Surviving Corporation in the future.

     It is expected that, if the Shares are not purchased by Parent in accordance with the terms of the Offer or if the Merger is not consummated, the Company's current management, under the general direction of the Board, will continue to manage the Company as an ongoing business.

ITEM 5.  PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED

     Except as described below, neither the Company nor any person acting on its behalf has or currently intends to employ, retain or compensate any person to make solicitations or recommendations to the stockholders on its behalf concerning the Offer.

     Morgan Stanley has been retained by the Company to act as financial advisor to the Company with respect to an acquisition transaction, such as the Offer, the Merger and matters arising in connection therewith. Pursuant to a letter agreement dated February 10, 1998 between the Company and Morgan Stanley, Morgan Stanley is entitled to a transaction fee of $3,100,000 (less amounts previously paid by the Company in connection with the Company's retention of Morgan Stanley, including an amount between $50,000 and $150,000 for time and efforts expended) which shall become payable in cash upon acquisition by the Purchaser of fifty percent (50%) or more of the Shares. The Company also has agreed to reimburse Morgan Stanley for its reasonable out-of-pocket expenses, including reasonable fees and expenses of its counsel. The Company has further agreed to indemnify and hold harmless Morgan Stanley and each of its directors, officers, agents, employees and controlling persons against losses, claims, damages or liabilities (or actions or proceedings in respect thereof) related to or arising out of its rendering of services under its engagement as financial advisor, and will reimburse Morgan Stanley and each other person indemnified for all legal and other expenses as incurred in connection with investigating or defending any such loss, claim, damage, liability, action or proceeding.

     Morgan Stanley has provided certain investment banking services to the Company from time to time for which they have received customary compensation. In the ordinary course of its business, Morgan Stanley may from time to time effect transactions and hold positions in securities of both the Company and Parent.

ITEM 6.  RECENT TRANSACTIONS AND INTENT WITH RESPECT TO SECURITIES

     (a) Except as set forth in the following sentences, no transactions in the Shares have been effected during the past 60 days by the Company or, to the best of the Company's knowledge, by any executive officer, director, affiliate or subsidiary of the Company. Pursuant to the Company's stock buy-back program, the Company repurchased 6,700 Shares on February 10, 1998, 9,400 Shares on February 9, 1998 and 4,600 Shares on February 6, 1998.

     (b) To the best of the Company's knowledge, all of the Company's executive officers, directors, affiliates and subsidiaries currently intend to tender pursuant to the Offer all Shares held of record or beneficially owned by such persons, subject to and consistent with applicable securities laws and any fiduciary obligations of such person.

ITEM 7.  CERTAIN NEGOTIATIONS AND TRANSACTIONS BY THE SUBJECT COMPANY

     (a) Except as described in Items 3 and 4 above, the Company is not engaged in any negotiation in response to the Offer which relates to or would result in
(i) an extraordinary transaction, such as a merger or reorganization, involving the Company; (ii) a purchase, sale or transfer of a material amount of assets by the Company; (iii) a tender offer for or other acquisition of securities by or of the Company; or (iv) any material change in the present capitalization or dividend policy of the Company.

     (b) Except as described in Items 3 or 4 above, there are no transactions, board resolutions, agreements in principle or signed contracts in response to the Offer that relate to or would result in one or more of the events referred to in Item 7(a) above.

ITEM 8.  ADDITIONAL INFORMATION TO BE FURNISHED

BOARD OF DIRECTORS

     The Information Statement attached hereto as Annex I is being furnished in connection with the contemplated designation by Purchaser, pursuant to the Merger Agreement, of certain persons to be appointed to the Board other than at a meeting of the Company's stockholders, following the purchase by Purchaser of the number of Shares pursuant to the Offer necessary to satisfy the Minimum Condition.

REGULATORY APPROVALS

     The Company generally conducts its business pursuant to separate licenses issued by each of the states in which Company operates. Many of these states, as well as Puerto Rico and Canada, have state laws addressing a change in control of a licensee. Purchaser or Parent will be subject to these laws in connection with the Offer or the Merger. While these laws differ from jurisdiction to jurisdiction, they typically require prior notice to the licensing authority of a proposed change in control. In some cases, the licensing authority must approve the change in control in advance of a transaction effectuating a change in control. In other cases, express approval is not required prior to the change in control, but the relevant laws, expressly or by implication, authorize the licensing authority to deny a transaction resulting in a change in control. Some typical factors that may be considered by the licensing authorities when reviewing a change in control notice or application are the financial condition, competence, experience, and moral character of the acquiror, as well as an assessment of whether the acquiror will conduct the business of the licensee in compliance with applicable laws.

CERTAIN LITIGATION

     Following the April 6, 1998, announcement of the proposed acquisition of the Company by Parent and Purchaser, two putative class actions on behalf of stockholders of the Company were filed in the Delaware Court of Chancery.

     In Harbor Finance Partners v. James F. Calvano, et al. (Case No. 16306-NC), the plaintiff is Harbor Finance Partners on behalf of itself and allegedly on behalf of all others similarly situated. The defendants are the Company and the directors and certain officers of the Company. Plaintiff alleges, among other things, that the individual defendants have violated their fiduciary obligations to the Company's stockholders and that the consideration to be paid to the Company's stockholders in the Merger is inadequate. The relief sought by plaintiff includes, among other things, an injunction against consummation of the proposed transactions or, alternatively, rescission and setting aside of such transactions, damages in an unspecified amount, costs, attorneys' fees, and such other relief as may be just and proper.

     In TAAM Associates, Inc. v. James F. Calvano, et al. (Case No. 16305-NC), the plaintiff is TAAM Associates, Inc. on behalf of itself and allegedly on behalf of all others similarly situated. The defendants are the Company, the directors and certain officers of the Company, and Parent. Plaintiff alleges, among other things, that the individual defendants have violated their fiduciary obligations to the Company's stockholders; that the consideration to be paid to the Company's stockholders in the Merger is inadequate; and that Parent aided and abetted such breaches of duty. The relief sought by plaintiff includes, among other things, an injunction against consummation of the proposed transactions or, alternatively, rescission and setting aside of such transactions, damages in an unspecified amount, costs, attorneys' fees, and such other relief as the Court deems just and proper.

     Copies of the Complaints are filed as exhibits to the Schedule 14D-9, and may be obtained in the manner described in the Information Statement attached hereto as Annex I under the heading "Right to Designate Directors; The Purchaser Designees" and are incorporated herein by reference.

     The Company believes, and has been advised by Parent that it believes, the allegations contained in both Complaints are meritless for the reasons set forth elsewhere herein and intends to defend both actions vigorously.

ITEM 9.  MATERIAL TO BE FILED AS EXHIBITS

EXHIBIT NO.
 Exhibit 1 Agreement and Plan of Merger dated as of April 4, 1998 among the Parent, the Purchaser and the Company.
 Exhibit 2 Letter dated April 10, 1998, from the Chairman of the Board and Chief Executive Officer to the stockholders of the Company*
 Exhibit 3    Joint Press release issued by Parent and the Company dated
              April 6, 1998.
 Exhibit 4    Joint Press release issued by Parent and the Company dated
              April 10, 1998.
 Exhibit 5    Opinion of Morgan Stanley dated April 4, 1998 (included as
              Annex II to this Statement).*
 Exhibit 6 Confidentiality Agreement between Parent and the Company dated February 11, 1998.
 Exhibit 7 1996 Stock Option Plan of the Company (incorporated herein by reference to Exhibit 10.7 of the 1997 10-K).
 Exhibit 8 1996 Broad-Based Stock Option Plan (incorporated herein by reference to Exhibit 10.8 of the 1997 10-K).
 Exhibit 9 Executive Retention Plan, dated May 15, 1997, as amended to date (incorporated by reference to Exhibit 10 of the Company's Quarterly Report on Form 10Q for the quarter ended
              June 30, 1997).
Exhibit 10 Complaint filed in Taam v. Calvano et. al., Court of Chancery of the State of Delaware in and for New Castle
              County, April 9, 1998.
Exhibit 11 Complaint filed in Harbor v. Calvano et. al., Court of Chancery of the State of Delaware in and for New Castle
              County, April 9, 1998.

---------------
* Included with Schedule 14D-9 mailed to stockholders of the Company.

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                          MoneyGram Payment Systems, Inc.

                                          By: /s/ ANDREA M. KENYON
                                            ------------------------------------
                                            Name: Andrea M. Kenyon
                                            Title: General Counsel and Secretary

Dated: April 10, 1998

                                                                         ANNEX I

                               MONEYGRAM PAYMENT
                                 SYSTEMS, INC.
                           7401 WEST MANSFIELD AVENUE
                            LAKEWOOD, COLORADO 80235

                            ------------------------

                         INFORMATION STATEMENT PURSUANT
                       TO SECTION 14(f) OF THE SECURITIES
                 EXCHANGE ACT OF 1934 AND RULE 14f-1 THEREUNDER

                            ------------------------

             NO VOTE OR OTHER ACTION OF THE COMPANY'S STOCKHOLDERS
           IS REQUIRED IN CONNECTION WITH THIS INFORMATION STATEMENT.
                       NO PROXIES ARE BEING SOLICITED AND
               YOU ARE REQUESTED NOT TO SEND THE COMPANY A PROXY.

                            ------------------------

     This information statement (the "Information Statement"), which is being mailed on or about April 10, 1998 to the holders of shares of the common stock, par value $.01 per share (the "Common Stock"), of Moneygram Payment Systems, Inc., a Delaware corporation (the "Company"), is being furnished in connection with the designation by Pine Valley Acquisition Corporation, a Delaware corporation ("Purchaser") and a wholly owned subsidiary of Viad Corp, a Delaware corporation, ("Parent"), of persons (the "Purchaser Designees") to the Board of Directors of the Company (the "Board"). Such designation is to be made pursuant to an Agreement and Plan of Merger dated as of April 4, 1998 (the "Merger Agreement") among the Company, Parent and Purchaser. Terms not defined in this Information Statement shall have the meaning ascribed to them in the Merger Agreement.

     Pursuant to the Merger Agreement, among other things, Purchaser commenced a cash tender offer on April 10, 1998 to purchase all of the issued and outstanding shares (the "Shares") of Common Stock at a price of $17.00 per Share, net to the seller in cash, as described in Purchaser's Offer to Purchase dated April 10, 1998 and the related Letter of Transmittal (which Offer to Purchase and related Letter of Transmittal together constitute the "Offer"). The Offer is scheduled to expire at 12:00 Noon, New York City time, on Friday, May 8, 1998, unless extended. The Offer is subject to, among other things, the condition that a number of Shares representing not less than a majority of the Company's outstanding voting power on a fully diluted basis being validly tendered prior to the expiration of the Offer and not withdrawn (the "Minimum Condition"). The Merger Agreement also provides for the merger (the "Merger") of Purchaser with and into the Company as soon as practicable after consummation of the Offer. Following the consummation of the Merger (the "Effective Time"), the Company will be the surviving corporation (the "Surviving Corporation") and a wholly owned subsidiary of Parent. In the Merger, each Share issued and outstanding immediately prior to the Effective Time (other than Shares held in the treasury of the Company or by Parent, Purchaser, or any indirect or direct wholly owned subsidiary of the Parent or the Company, all of which will be cancelled, and other than Shares, if any, held by stockholders who have perfected rights as dissenting stockholders under the Delaware General Corporation Law (the "Delaware Law") will be converted into the right to receive cash in an amount of $17.00 per Share.

RIGHT TO DESIGNATE DIRECTORS; THE PURCHASER DESIGNEES

     The Merger Agreement provides that, promptly upon the purchase by Purchaser of Shares pursuant to the Offer and from time to time thereafter, Purchaser shall be entitled to designate up to such number of directors, rounded up to the next whole number, on the Board to give Purchaser representation on the Board that equals the product of (i) the total number of directors on the Board (giving effect to the election of any additional directors pursuant to the Merger Agreement) and (ii) the percentage that the aggregate number of

Shares beneficially owned by Purchaser and its affiliates (including any Shares purchased pursuant to the Offer) bears to the total number of outstanding Shares. The Company shall, upon request by Purchaser, promptly either increase the size of the Board (and shall if necessary, amend the Company's By-laws to permit such an increase) or use its reasonable best efforts to secure the resignation of such number of directors as is necessary to enable Purchaser's Designees to be elected to the Board and shall cause Purchaser's Designees to be so elected. The Merger Agreement also provides that, promptly upon request by Purchaser, the Company will use its reasonable best efforts to cause persons designated by Purchaser to constitute the same percentage as the number of Purchaser's Designees to the Board to the total number of directors on the Board on (i) each committee of the Board, (ii) each board of directors or similar governing body or bodies of each subsidiary of the Company designated by Purchaser and (iii) each committee of each such board or body.

     Following the election or appointment of the Purchaser Designees and prior to the Effective Time, any amendment of the Merger Agreement or the Certificate of Incorporation or By-laws of the Company, any termination of the Merger Agreement by the Company, any extension by the Company of the time for the performance of any obligations or other acts of Parent or Purchaser or any waiver of any of the Company's rights thereunder shall require the concurrence of a majority of the Directors of the Company present at the meeting who are not designees of Purchaser or employees of the Company.

     The terms of the Merger Agreement, a summary of the events leading up to the Offer and the execution of the Merger Agreement and other information concerning the Offer and the Merger are contained in the Offer to Purchase and in the Solicitation/Recommendation Statement on Schedule 14D-9 of the Company (the "Schedule 14D-9") with respect to the Offer, copies of which are being delivered to stockholders of the Company contemporaneously herewith. Certain other documents (including the Merger Agreement) were filed with the Securities and Exchange Commission (the "SEC") as exhibits to the Schedule 14D-9 and as exhibits to the Tender Offer Statement on Schedule 14D-1 of the Purchaser and Parent (the "Schedule 14D-1"). The exhibits to the Schedule 14D-9 and the
Schedule 14D-1 may be examined at, and copies thereof may be obtained from, the regional offices of and public and reference facilities maintained by the SEC (except that the exhibits thereto cannot be obtained from the regional offices of the SEC) in the manner set forth in Sections 7 and 8 of the Offer to Purchase. The Company has been informed that the Parent intends to finance the purchase of Shares in the Offer and the Merger by making capital contributions to Purchaser from available cash and from some combination of borrowings (currently estimated to be $225 million), under the $300 million long-term revolving bank credit facility, uncommitted bank money market loans or under such other financing resources available to Parent.

     No action is required by the stockholders of the Company in connection with the election or appointment of the Purchaser Designees to the Board. However,
Section 14(f) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), requires the mailing to the Company's stockholders of the information set forth in this Information Statement prior to a change in a majority of the Company's directors otherwise than at a meeting of the Company's stockholders.

     The information contained in this Information Statement concerning Parent, Purchaser and the Purchaser Designees, has been furnished to the Company by such persons, and the Company assumes no responsibility for the accuracy or completeness of such information. The Schedule 14D-1 indicates that the principal executive offices of Parent are located at 1850 North Central Avenue, Suite 2410, Phoenix, Arizona 85077. The principal offices of Purchaser are located in c/o Viad Corp, 1850 North Central Avenue, Suite 2212, Phoenix, Arizona 85077.

                             SECURITY OWNERSHIP OF
                    CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

GENERAL

     The shares of Common Stock are the only class of voting securities of the Company outstanding. Each share of Common Stock is entitled to one vote. As of April 4, 1998, there were 16,513,800 shares of Common Stock outstanding. The Board currently consists of six members. Each director holds office until his successor is elected and qualified or until his earlier death, resignation or removal.

PRINCIPAL STOCKHOLDERS

     The following table sets forth as of April 6, 1998 (except with respect to Gotham Partners, L.P. as detailed in footnote 1 below, and Weiss, Peck & Greer, LLC, as detailed in footnote 4 below), certain information with respect to each stockholder known to the Company to beneficially own more than five percent of its Common Stock (based solely on filings with the SEC) and information with respect to the beneficial ownership of the Common Stock by (i) the current directors of the Company, (ii) the executive officers of the Company and (iii) all such directors and executive officers of the Company as a group. Except as otherwise indicated, the stockholders listed in the table have sole voting and investment power with respect to the Common Stock owned by them. To the Company's knowledge, other than the Offer, the Merger and as set forth in footnote 6 below, there are no arrangements or agreements which would result in a change in control of the Company at a subsequent date.

                                                                 AMOUNT AND NATURE       PERCENT
NAME AND ADDRESS OF BENEFICIAL OWNERSHIP                      OF BENEFICIAL OWNERSHIP    OF CLASS
----------------------------------------                      -----------------------    --------
Gotham Partners, L.P.(1)....................................         5,124,300            31.03%
  110 East 42nd Street
  New York, NY 10017
Transamerica Corporation(2).................................         3,274,400            19.83%
  600 Montgomery Street
  San Francisco, CA 94111
The Capital Group Companies, Inc.(3)........................         2,469,900            14.96%
  333 South Hope Street
  Los Angeles, CA 90071
Weiss, Peck & Greer, LLC(4).................................         1,412,000             8.55%
  One New York Plaza
  New York, NY 10004
The Kaufman Fund, Inc.(5)...................................           914,500             5.54%
  140 East 45th Street
  New York, NY 10017
James F. Calvano............................................           119,875(6)
Robbin L. Ayers.............................................            12,000(6)           (7)
John M. Fowler..............................................           120,000(6)
Brian J. Fitzpatrick........................................             1,000(6)           (7)
Alan H. Friedman............................................             8,000(6)           (7)
William D. Guth.............................................               500(6)           (7)
Andrea M. Kenyon............................................               200(6)           (7)
Sanford Miller..............................................            12,000(6)           (7)
All Directors and Executive Officers as a Group (8
  Persons)..................................................           273,575(6)

---------------
(1) According to the amended Schedule 13D dated April 7, 1998 (the "Gotham
    Schedule 13D"), jointly filed by Gotham Partners, L.P. ("Gotham"), Gotham Partners II, L.P. ("Gotham II") and Gotham International Advisors, L.L.C. ("Gotham Advisors") (collectively, the "Gotham Investors") the 5,124,300 shares of Common Stock reflected as beneficially owned by the Gotham Investors includes 4,063,558 owned by Gotham, 27,842 owned by Gotham II with each entity having sole voting and investment power with respect to the shares that it owns, and 1,032,900 shares for which Gotham Advisors has voting and investment power pursuant to an investment management agreement with Gotham Partners International, Ltd. According to the Gotham Schedule 13D, the Gotham Investors believe that $17.00 per Share is inadequate.

(2) According to the amended Schedule 13D dated August 13, 1997, the amount reflected as beneficially owned by Transamerica Corporation ("Transamerica") includes 989,500 shares owned directly and 2,284,900 owned by its direct and indirect subsidiaries, including 602,000 shares owned for the benefit of unaffiliated investment advisory clients of one of such subsidiaries. Transamerica Corporation expressly disclaims beneficial ownership as well as voting and investment power with respect to all shares owned by its subsidiaries and claims that such subsidiaries are eligible to file on
    Schedule 13G to report their respective ownership interests. Some of the Shares purchased by the Gotham Investors on April 6 (see footnote 1 above) may have been sold by Transamerica. However, because no amendment has been filed by Transamerica as of the close of business on Thursday, April 9, 1998, the Company has been unable to confirm such a sale of Shares.

(3) According to the amended Schedule 13G dated February 10, 1998 jointly filed by Capital Group Companies, Inc. ("Capital") and its wholly owned subsidiaries, Capital Guardian Trust Company ("Capital Trust"), SMALLCAP World Fund, Inc. ("SMALLCAP") and Capital Research and Management Company ("Capital Management"), Capital claims sole investment power with respect to all shares reflected as beneficially owned and sole voting power with respect to 1,591,300 shares. Capital Trust claims sole voting and investment power with respect to 1,591,300 shares as a result of serving as investment manager of various of its institutional banking accounts. SMALLCAP, which receives investment advisory advice from Capital Management, claims sole voting power with respect to 878,600 shares, attributing investment power over those shares to Capital Management.

(4) According to the Schedule 13D dated April 6, 1998 filed by Weiss, Peck & Greer, L.L.C. ("Weiss Peck") (the "Weiss Peck 13D"), Weiss Peck shares voting and investment power of these shares with its brokerage and investment advisory clients but disclaims beneficial ownership of any of such shares. According to the Weiss Peck 13D, Weiss Peck believes that $17.00 per Share is inadequate.

(5) According to the Schedule 13G dated December 31, 1997 filed by The Kaufman Fund, Inc., it is an investment company that has sole voting and dispositive power over such shares.

(6) On April 6, 1998, as described in footnote 1 above, Gotham Investors became the beneficial owner of more than 25% of the Shares. The acquisition by a person or group of 25% or more of the Shares constitutes a Change in Control (as defined under the Option Plans). Upon such Change of Control, the Company became obligated to immediately cancel all outstanding options and, within ten days of the Change of Control, remit a cashout payment as calculated pursuant to the Option Plans. Accordingly, the above indicated individuals held options that are subject to such Change of Control provisions. The Shares represented by such options are not included in the above Beneficial Ownership amounts. Had a Change of Control not occurred, the respective Beneficial Ownership amounts would have been greater by the following amounts: 71,775 for Mr. Calvano; 17,500 for Mr. Ayers; 59,825 for Mr. Fowler; 1,250 for Mr. Fitzpatrick; 11,375 for Mr. Friedman; 1,250 for Mr. Guth; 8,250 for Ms. Kenyon; 1,250 for Mr. Miller; and 172,475 for all Executive Officers and directors as a group.

(7) Less than 1%.

                        DIRECTORS AND EXECUTIVE OFFICERS

THE PURCHASER DESIGNEES

     Purchaser has informed the Company that each of the Purchaser Designees listed below has consented to act as a director.

     None of the Purchaser Designees is a director of, or holds any position with, the Company. To the best knowledge of the Company, none of the Purchaser Designees or their associates beneficially owns any equity securities, or rights to acquire any equity securities, of the Company or has been involved in any transactions with the Company or any of its directors or executive officers that are required to be disclosed pursuant to the rules and regulations of the SEC.

     It is expected that the Purchaser Designees may assume office at any time following the purchase by Purchaser of such number of Shares that satisfies the Minimum Condition, which purchase cannot be earlier than May 8, 1998 and that, upon assuming office, the Purchaser Designees will thereafter constitute at least a majority of the Board.

     Biographical information concerning each of the Purchaser Designees, directors and executive officers is presented on the following pages.

PURCHASER DESIGNEES

     The Purchasers Designees are:

                 NAME                   AGE                           POSITION
                 ----                   ---                           --------
Robert H. Bohannan....................  53             Chairman of the Board
Phillip W. Milne......................  39             Director
Ronald G. Nelson......................  56             Director
Anthony P. Ryan.......................  35             Director
Richard C. Stephan....................  58             Director
Wayne A. Wight........................  55             Director

Robert H. Bohannan

     Mr. Bohannan has served as Chairman, President and Chief Executive Officer of Parent since January 1997. He has been a director of Parent since 1996. He is also a director of Purchaser since March 1998. Prior to January 1997, Mr. Bohannan served as President and Chief Operating Officer of Parent since August 15, 1996. Prior thereto, he was President and Chief Executive Officer of Travelers Express Company, Inc. ("Travelers Express"), a subsidiary of Parent, since 1993, and prior to that was a senior officer at Marine Midland Bank of Buffalo, New York.

Philip W. Milne

     Mr. Milne has served as President and Chief Executive Officer of Travelers Express since August 1996. He has also been a director and President and Chief Executive Officer of Purchaser since March 1998. Prior to August 1996, Mr. Milne was Vice President -- General Manager -- Retail Payment Products of Travelers Express, since May 15, 1993, and prior thereto served in similar executive capacities at Travelers Express.

Ronald G. Nelson

     Mr. Nelson has been the Vice President -- Finance and Treasurer of Parent since 1994, and prior thereto was Vice President -- Treasurer of Parent. He has also been a director and Vice President and Assistant Treasurer of Purchaser since March 1998.

Anthony P. Ryan

     Mr. Ryan has been Vice President, Chief Financial Officer and Assistant Treasurer of Purchaser since March 1998. Mr. Ryan has also been Vice President, Chief Financial Officer and Assistant Treasurer of Travelers Express since May 1997. He was Vice President -- Division Controller of Travelers Express from September 1996 to May 1997 and was Controller Payment Systems Group of Travelers Express from May 1995 to September 1996. Prior to May 1995, he served in various management positions, including Director of Finance, at First Data Corporation ("First Data") since August 1985.

Richard C. Stephan

     Mr. Stephan has been the Vice President -- Controller of Parent since 1980.

Wayne A. Wight

     Mr. Wight has been the Vice President -- Corporate Development of Parent since February 1998. Prior to February 1998, Mr. Wight served as Executive Director -- Corporate Development of Parent.

CURRENT DIRECTORS AND EXECUTIVE OFFICERS

     The Directors and Executive Officers of the Company are:

                   NAME                     AGE                     POSITION
                   ----                     ---                     --------
James F. Calvano..........................  61     Chairman of the Board and Chief Executive
                                                     Officer
Robbin L. Ayers...........................  46     Executive Vice President, General
                                                   Manager -- International and Director
John M. Fowler............................  48     Executive Vice President, Chief Financial
                                                     Officer, Treasurer and Director
Alan H. Friedman..........................  52     Executive Vice President
Andrea M. Kenyon..........................  43     General Counsel and Secretary
Brian J. Fitzpatrick......................  57     Director
William D. Guth...........................  65     Director
Sanford Miller............................  45     Director

  James F. Calvano

     Mr. Calvano has served as Chairman and Chief Executive Officer of the Company since October 1996 and was a consultant to the Company from February 1996 until December 1996. In January 1998, he became President and a director of Mid-America Money Order Company ("MAMO"), a wholly owned subsidiary of the Company. Prior to joining the Company, Mr. Calvano was employed by Travelers Group, Inc. as Executive Vice President of Marketing and by Travelers Insurance Companies, a division of Travelers Group Inc., as Executive Vice President and Chief Administrative Officer from November 1993 until February 1995. Mr. Calvano served as President and Chief Operating Officer of New Valley Corporation ("New Valley"), then the parent of Western Union Financial Services, Inc. ("Western Union"), from June 1991 through April 1993. Two months before he assumed these positions, New Valley suspended payments on its publicly held debt. In March 1993, New Valley consented to an involuntary bankruptcy petition filed against it on November 15, 1991 under Title 11 of the United States Code. Mr. Calvano serves on the board of directors of Budget Group, Inc. ("BGI"), formerly known as Team Rental Group, Inc.

  Robbin L. Ayers

     Mr. Ayers has served as Executive Vice President and General
Manager -- International of the Company since October 1996. From September 1995 until October 1996, he served in the Company's Office of the President and has been a director since January 1996. Prior to his appointment to the Office of the President, Mr. Ayers served from January 1995 to September 1995 as Senior Vice President, for Europe and Pacific Rim Retail Services, for Integrated Payment Systems, Inc. ("IPS") in relation to IPS' consumer money wire transfer service business under the name "MoneyGram". From 1992 to 1994, Mr. Ayers was the Senior Vice President of Marketing for IPS and, from 1985 to 1992, served in various management positions with IPS. Mr. Ayers founded the MoneyGram service during 1988 and was its General Manager until 1991.

  John M. Fowler

     Mr. Fowler has served as Executive Vice President, Chief Financial Officer and a director of the Company since October 1996, and Treasurer of the Company since September 19, 1997. He has been Vice President, Treasurer and a director of MAMO since January 1998, and President, Treasurer and a director of MoneyGram Payment Systems Canada, Inc. ("MPSC"), a subsidiary of the Company, since October 21, 1997. Prior to joining the Company, Mr. Fowler worked as a private consultant. From 1989 to 1994,

Mr. Fowler was employed by Travelers Group, Inc. as Executive Vice President and Chief Administrative Officer, responsible for operations and administration. Mr. Fowler held the position of Chairman and Chief Executive Officer of Gulf Insurance Group, a subsidiary of Travelers Group, Inc., from 1987 to 1994. Mr. Fowler serves as a director of Air Express International Corporation and TransAtlantic Holdings, Inc.

  Alan H. Friedman

     Mr. Friedman has served as Executive Vice President of the Company since October 1996 and was employed by First Data from April 1996 until December 1996. Prior to joining First Data, Mr. Friedman was employed by Western Union as Senior Vice President and Chief Financial Officer from November 1994 to March 1996. Mr. Friedman previously held various financial management positions at New Valley, where he served as Vice President and Controller from January 1991 until November 1994. In March 1993, New Valley consented to an involuntary bankruptcy petition that had been filed against it on November 15, 1991 under Title 11 of the United States Code.

  Andrea M. Kenyon

     Ms. Kenyon has served as Secretary and General Counsel of the Company since October 1996, and was employed by First Data from July 1996 until December 1996. Since January 1998, she also has served as Secretary and a director of MAMO and, since October 21, 1997, as Secretary of MPSC. Prior to joining the Company, Ms. Kenyon served for six years in the general counsel's office of American Express Company, where she provided bank regulatory and legislative support for the company and its bank and financial service subsidiaries. She also provided legal support to IPS on payment product issues and anti-money laundering regulations when First Data was a subsidiary of American Express Company.

  Brian J. Fitzpatrick

     Mr. Fitzpatrick has served as a director of the Company since October 1996. He has been President and Chief Executive Officer of Fits Systems, a computer software company, since 1972. Mr. Fitzpatrick also serves as a director of Jade Cricket Corporation.

  William D. Guth

     Dr. Guth has served as a director of the Company since October 1996. He is a professor of management and strategy at the Stern School of Business at New York University and also serves as a principal of Faculty Practice Associates, a strategic management consulting firm.

  Sanford Miller

     Mr. Miller has served as a director of the Company since October 1996. His current term as director expires in 1998. He has, since December 1993, served as the Chairman of the Board of Directors and Chief Executive Officer of BGI, the parent company for Budget Rent a Car Corporation ("Budget") and its affiliates including Budget Car Sales, Inc., Van Pool Services, Inc., Premier Rental Car, LLC and Cruise America, Inc. Prior to owning Budget, BGI owned Budget franchises in seven metropolitan regions in the United States.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

     In December 1997, Mr. Robert Calvano, the brother of James Calvano, was hired by the Company as its East Coast Regional Vice President -- Sales.

MEETINGS AND COMMITTEES OF THE BOARD OF DIRECTORS

     The Board held five meetings during the fiscal year ended December 31, 1997. No director attended fewer than 75% of the total meetings of the Board and the meetings of the committees on which the director serves.

     The Board has an Audit Committee composed of Messrs. Fitzpatrick (Chairman) and Miller. The Audit Committee is responsible for reviewing with management the financial controls, accounting and audit and reporting activities of the Company. The Audit Committee reviews the qualifications of the Company's independent auditors, makes recommendations to the Board as to the selection of independent auditors, reviews the scope, fees and results of any audit and reviews non-audit services and related fees of the independent auditors. The Audit Committee met twice during fiscal year 1997.

     The Board has a Compensation Committee composed of Messrs. Guth (Chairman) and Fitzpatrick. The Compensation Committee is responsible for the administration of all salary and incentive compensation plans, including bonuses, for the officers and key employees of the Company. The Committee also administers the Company's 1996 Stock Option Plan. The Compensation Committee met twice during 1997.

     The Board does not have a nominating committee. The selection of nominees for the Board is made by the entire Board.

DIRECTOR COMPENSATION

     All directors of the Company are entitled to reimbursement for their reasonable out-of-pocket expenses for travel and other necessary business expenses incurred in the performance of their services for the Company. In addition for fiscal year 1997, all directors who were not employees of the Company were paid an annual retainer of $12,000. Those directors who are employees of the Company do not receive any compensation for their services as directors.

COMPENSATION OF EXECUTIVE OFFICERS

     The following table sets forth certain information concerning the compensation earned by, awarded to or paid to, the Company's Chief Executive Officer and each of the other four most highly compensated executive officers (collectively, the "Named Executive Officers"), for services rendered to the Company, during the fiscal year ended December 31, 1997. All amounts shown in the following table for the years 1995 and 1996 were paid by First Data or its affiliates other than the Company.

                                                                              LONG-TERM
                                                                             COMPENSATION
                                       ANNUAL COMPENSATION                   ------------
                                       --------------------                     AWARDS
                                        SALARY/                               SECURITIES
                                       CONSULTING             OTHER ANNUAL    UNDERLYING     ALL OTHER
                                          FEES       BONUS    COMPENSATION   OPTIONS/SARS   COMPENSATION
 NAME AND PRINCIPAL POSITION    YEAR      ($)         ($)         ($)            (#)            ($)
 ---------------------------    ----   ----------   -------   ------------   ------------   ------------
James F. Calvano..............  1997    356,743          --          --             --             --
  Chairman of the Board and     1996    517,400(a)  300,000          --        287,100        514,482(b)
     Chief Executive Officer
John M. Fowler................  1997    200,000          --          --             --             --
  Executive Vice President and  1996     53,077(c)  350,000          --        239,300             --
     Chief Financial Officer
Robbin L. Ayers...............  1997    158,462          --          --             --         15,021(e)
  Executive Vice President and  1996    143,200     150,000      10,664(d)      70,000         13,064(c)
     GM -- International        1995    131,437      60,000      45,066(d)       5,000(f)      14,100(e)

Alan H. Friedman..............  1997    165,000          --          --             --          9,300(e)
  Executive Vice President      1996    146,154(g)   75,000          --         45,500          9,609(e)

Andrea M. Kenyon..............  1997    150,000          --          --             --            346(e)
  General Counsel and           1996     66,346(h)   45,000          --         33,000             --
     Secretary

---------------
(a) Represents payment for services from February 1996 rendered on behalf of the Company.

(b) Represents payments to compensate Mr. Calvano for certain stock options ($396,000) and restricted stock awards ($118,482) granted by his former employer and forfeited by him when he began rendering services on behalf of the Company.

(c) Represents payment for services from September 1996 rendered on behalf of the Company.

(d) Represents reimbursable living expenses provided for an expatriate assignment.

(e) Represents contributions to the Company's Retirement Savings Plan.

(f) Represents shares of First Data prior to the two-for-one stock split effective November 1, 1996.

(g) Represents payment for services from April 1996 rendered on behalf of the Company.

(h) Represents payment for services form July 1996 rendered on behalf of the Company.

OPTION VALUE TABLE

     The following table sets forth information as of December 31, 1997, concerning the value of unexercised options held by each of the Named Executive Officers. No Named Executive Officer exercised any stock options in 1997.

                                                                  NUMBER OF SECURITIES
                                                                 UNDERLYING UNEXERCISED
                                                              OPTIONS AT DECEMBER 31, 1997
                                                              ----------------------------
                            NAME                              EXERCISABLE    UNEXERCISABLE
                            ----                              -----------    -------------
James F. Calvano............................................    71,775          215,325
John M. Fowler..............................................    59,825          179,475
Robbin L. Ayers.............................................    17,500           52,500
Alan H. Friedman............................................    11,375           34,125
Andrea M. Kenyon............................................     8,250           24,750

     All options held by the Named Executive Officers have an exercise price of $12.00 per share which amount exceeds the trading price of the Common Stock at December 31, 1997 of $10.75.

MATERIAL CONTRACTS AND AGREEMENTS WITH EXECUTIVE OFFICERS

     Stock Option Plans. As described above, on April 6, 1998 the Gotham Investors became the beneficial owner of more than 25% of the Shares. Pursuant to the Company's 1996 Stock Option Plan and the Company's 1996 Broad Based Stock Option Plan (collectively the "Option Plans") the acquisition by a person of 25% or more of the Shares constitutes a Change in Control (as defined in the Option Plans). Upon a Change in Control, the Company is obligated to immediately cancel all outstanding options and, within ten days of the Change in Control, remit in cash to each option holder an amount equal to the number of Shares then subject to such option, multiplied by the excess of (i) the greater of (A) the highest per share price offered to stockholders of the Company in any transaction whereby the Change in Control takes place or (B) the Fair Market Value (as defined under the Plans) of a Share on the date of occurrence of the Change in Control over (ii) the purchase price per share of Common Stock subject to the option. The Company estimates that its payment obligation under the Plans approximately $6.0 million.

     Retention Plan. Each Named Executive Officer is subject to the Company's Executive Retention Plan (the "Retention Plan"). The Retention Plan generally provides for severance payments and benefit continuation following a Change in Control of the Company (as defined in the Retention Plan) after which the affected Named Executive Officer is either terminated without cause, leaves after suffering a reduction in salary or benefits, or is required to relocate (collectively, a "Termination"). Under the Retention Plan, Mr. Calvano is entitled to receive a severance payment in an amount equal to three times his salary and bonus for the immediately preceding twelve months upon a Termination. Each of the other Named Executive Officers is entitled to receive a severance payment of two times his or her respective salary and bonus for the immediately preceding twelve months upon a Termination. In addition, certain persons which have been selected by the Chief Executive Officer are entitled to receive a severance payment of one times his or her respective salary and bonus for the immediately preceding twelve months upon a Termination. Employees who collect payments under the Retention Plan may not receive payments under the Company's Severance Pay Plan for Senior Management. As defined in the Retention Plan, a change in control of the Company would occur upon completion of the Offer.

     The Retention Plan was amended on May 13, 1997 to provide, that in the event that the payments described above constitute an excess parachute payment as defined in the Internal Revenue Code of 1986, as amended (the "Code"), the Company will pay to the employee an additional amount (the Gross-up Payment) equal to the excise tax and all income taxes related to such payment, such that the net amount retained by the employee will equal the total payments.

REPORT OF THE COMPENSATION COMMITTEE

     The Compensation Committee of the Board is responsible for establishing compensation policies applicable to the Company's Executive Officers and, pursuant to such policies, determining the compensation payable to the Company's Chief Executive Officer and, after taking into account recommendations of the Chief Executive Officer, all other Executive Officers. The following report relates to compensation payable to the Company's Executive Officers, including the Named Executive Officers, for the year ended December 31, 1997.

  COMPONENTS OF COMPENSATION

     There are three components to compensation payable to the Company's Executive Officers: (1) base salary; (2) annual incentive compensation in the form of cash bonuses; and (3) equity-based incentive compensation in the form of stock options.

  COMPENSATION POLICIES

     The Compensation policies of the Compensation Committee are: (i) to establish base salaries that are competitive with those payable by national companies with which the Company competes in the recruitment of senior management; (ii) to tie cash bonuses to achievement of pre-established targets for the Company's profitability and to individual performance; and (iii) to use stock options to promote equity ownership in the Company at levels deemed appropriate considering each executive's position within the Company.

  COMPENSATION PAYABLE TO EXECUTIVE OFFICERS

     Base Salaries. Base salaries for Executive Officers are reviewed and adjusted annually based on information regarding competitive salaries, including salary survey data provided by third parties and information prepared by management regarding salaries payable by the Company's competitors in similar industries. The average increase in base salaries for all Executive Officers corresponds to the average percentage increase in salaries payable to all employees. Individual increases are established by the Compensation Committee, taking into account recommendations of the Chief Executive Officer concerning the overall effectiveness of each executive.

     Cash Bonuses. Cash bonuses are determined under the Company's Incentive Compensation Plan adopted by the Compensation Committee, which annually establishes payout amounts based on a Company profitability target. No bonus is payable unless the profitability target is achieved and larger bonuses, up to a maximum, are payable in the event the profitability target is exceeded. In considering the amount of payout, the individual's performance is a major factor. Payments under the Incentive Compensation Plan are made after results of the applicable year are known. No bonuses were paid for the year 1997.

     Stock Options. Stock options are granted by the Compensation Committee to provide equity-based long-term incentive compensation to the Company's Executive Officers. Individual grants to Executive Officers are made by the Compensation Committee, taking into account recommendations of the Chief Executive Officer. The Compensation Committee believes that encouraging equity ownership through stock options will enhance management incentives to improve shareholder value. In addition, the grant of stock options, which vest over time, encourages executives to remain with the Company and to focus on longer term results.

CHIEF EXECUTIVE OFFICER COMPENSATION

     Compensation payable to the Company's Chief Executive Officer consists of the same three components described above, and is determined by the Compensation Committee following the same policies utilized for all executives. Base salary is reviewed and adjusted annually, utilizing national salary survey data provided by third parties and comparable industry information (generated by management) based on the Compensation Committee's evaluation of the Chief Executive Officer's overall effectiveness. The Chief Executive Officer is entitled to a bonus under the Incentive Compensation Plan that is tied primarily to corporate profitability.

           COMPENSATION COMMITTEE INTERLOCK AND INSIDER PARTICIPATION

     There were no Compensation Committee interlocks or insiders participation during 1997.

                            SECTION 16(a) REPORTING

     Section 16(a) of the Exchange Act ("Section 16(a)") requires the Company's directors and Executive Officers, and persons who own more than ten percent of a registered class of the Company's equity securities, to file with the SEC initial reports of ownership and reports of changes in ownership of Common Stock and other equity securities of the Company. Executive officers, directors and greater than ten percent stockholders are required by SEC regulations to furnish the Company with copies of all Section 16(a) reports they file.

     To the Company's knowledge, based solely on a review of the copies of such reports furnished to the Company and written representations that no other reports were required during the fiscal year ended December 31, 1997, officers, directors and greater than ten-percent beneficial owners timely filed all required reports under Section 16(a), except that Mr. Ayers failed to report one acquisition transaction in March of 1997 on a timely basis.

PERFORMANCE GRAPH

     The following graph compares the cumulative total stockholder return (stock price appreciation of the Common Stock) with cumulative total return of the S&P Small Cap 600 Index and the S&P Services (Data Processing) Index for the period of December 11, 1996 through December 31, 1997.

                                       MONEYGRAM                              S&P SERVICES
        Measurement Period              PAYMENT           S&P SMALLCAP            (DATA
      (Fiscal Year Covered)          SYSTEMS, INC.             600             PROCESSING)
12/11/96                                   100                 100                 100
Dec-96                                     110                 101                  92
Dec-97                                      90                 127                 101

                                                                        ANNEX II

[MORGAN STANLEY LETTERHEAD]

                                                                   APRIL 4, 1998

Board of Directors
MoneyGram Payment Systems, Inc.
Park 80 West Plaza I
Saddle Brook, NJ 07663

Members of the Board:

     We understand that MoneyGram Payment Systems, Inc. ("MoneyGram" or the "Company"), Viad Corp. ("Viad") and Pine Valley Acquisition Corporation, a wholly owned subsidiary of Viad, ("Acquisition Sub") propose to enter into an Agreement and Plan of Merger dated April 4, 1998 (the "Merger Agreement"), which provides, among other things, for (i) the commencement by Acquisition Sub of a tender offer (the "Tender Offer") for all outstanding shares of common stock, par value $.01 per share (the "Company Common Stock") of the Company for $17.00 per share net to the seller in cash and (ii) the subsequent merger (the "Merger") of Acquisition Sub with and into the Company. Pursuant to the Merger, the Company will become a wholly owned subsidiary of Viad, and each outstanding share of Company Common Stock, other than shares held in treasury or held by Viad or any affiliate of Viad or as to which dissenters' rights have been perfected, will be converted into the right to receive $17.00 per share in cash. The terms and conditions of the Tender Offer and the Merger are more fully set forth in the Merger Agreement.

     You have asked for our opinion as to whether the consideration to be received by the holders of shares of Company Common Stock pursuant to the Merger Agreement is fair from a financial point of view to such holders.

     For purposes of the opinion set forth herein, we have:

          (i) reviewed certain publicly available financial statements and other information of MoneyGram;

          (ii) reviewed certain internal financial statements and other financial and operating data concerning MoneyGram prepared by the management of MoneyGram;

          (iii) analyzed certain financial projections prepared by the management of MoneyGram;

          (iv) discussed the past and current operations and financial condition and the prospects of MoneyGram with senior executives of MoneyGram;

          (v) reviewed the pro forma impact of the Merger on Viad's earnings per share;

          (vi) reviewed the reported prices and trading activity of the Company Common Stock;

          (vii) compared the financial performance of the Company and the prices and trading activity of the Company Common Stock with that of certain other comparable publicly-traded companies and their securities;

          (viii) reviewed the financial terms, to the extent publicly available, of certain comparable acquisition transactions;

          (ix) participated in discussions and negotiations among representatives of MoneyGram and Viad and their financial and legal advisors;

          (x) reviewed the draft Merger Agreement and certain related documents; and

          (xi) performed such other analyses and considered such other factors as we have deemed appropriate.

     We have assumed and relied upon without independent verification the accuracy and completeness of the information reviewed by us for the purposes of this opinion. With respect to the financial projections, we have assumed that they have been reasonably prepared on bases reflecting the best currently available estimates and judgments of the future financial performance of the Company. We have not made any independent valuation or appraisal of the assets or liabilities of the Company, nor have we been furnished with any such appraisals. Our opinion is necessarily based on economic, market and other conditions as in effect on, and the information made available to us as of, the date hereof.

     We have acted as financial advisor to the Board of Directors of MoneyGram in connection with this transaction and will receive a fee for our services. In the past, Morgan Stanley & Co. Incorporated and its affiliates have provided financial advisory and financing services for MoneyGram and have received fees for the rendering of these services.

     It is understood that this letter is for the information of the Board of Directors MoneyGram and may not be used for any other purpose without our prior written consent, except that this opinion may be included in its entirety in any filing made by the Company in respect of the transaction with the Securities and Exchange Commission.

     Based upon and subject to the foregoing, we are of the opinion on the date hereof that the consideration to be received by holders of shares of the Company Common Stock pursuant to the Merger Agreement is fair from a financial point of view to such holders.

                                          Very truly yours,

                                          MORGAN STANLEY & CO. INCORPORATED

                                          By: /s/  SCOTT R. BRAKEBILL

                                            ------------------------------------
                                                     Scott R. Brakebill
                                                     Managing Director